Filed Pursuant to Rule

424(b)(3)

File No. 333-124479

PROSPECTUS

ASM International N.V.

$150,000,000

4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2011

AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

ASM International N.V. issued $150,000,000 aggregate principal amount of 4 ¼% Convertible Subordinated Notes due 2011 (the “notes”) in a private placement in December 2004. Selling holders can use this prospectus to resell the notes and the shares of common stock into which they may be converted at any time at market prices prevailing at the time of the sale or at privately negotiated prices.

The notes are convertible, at the option of the holder, into shares of our common stock initially at a conversion price of $20.82 per share (equivalent to an initial conversion rate of approximately 48.0307 shares of common stock for each $1,000 principal amount of notes), subject to adjustment as described in this prospectus. In the event of certain types of fundamental changes, we will increase the number of shares issuable upon conversion or, in lieu thereof, we may elect to adjust the conversion price and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company, in each case as described in this prospectus. See “Description of Notes-Conversion of Notes.”

The notes bear interest at a rate of 4 ¼% per year. Interest on the notes is payable on June 6 and December 6 of each year, beginning on June 6, 2005. The notes will mature on December 6, 2011.

On or after December 6, 2007, we may redeem any of the notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest if the last reported price of our common shares on the Nasdaq National Market has exceeded 130% of the conversion price then in effect for at least 20 trading days in any period of 30 consecutive trading days ending within two business days of our notice of redemption and if certain other conditions described in this prospectus are satisfied.

Upon the occurrence of a fundamental change meeting certain conditions, holders of the notes may require us to repurchase for cash all or part of their notes at 100% of the principal amount plus accrued and unpaid interest.

The notes are subordinated in right of payment to all of our existing and future senior indebtedness and are effectively subordinated to all liabilities (including trade payables) of our subsidiaries. At March 31, 2005, we had no senior indebtedness outstanding and our subsidiaries had € 227.0 million of other indebtedness and liabilities outstanding, excluding liabilities owed to us. At the same date, we also had € 257.9 million of convertible subordinated debt outstanding. The notes rank pari passu with our other convertible subordinated debt.

Our common shares are listed on the Nasdaq National Market under the symbol “ASMI” and on the Euronext Amsterdam stock exchange under the symbol “ASM.” On May 31, 2005, the last reported sale price of our common shares was $14.84 per share on the Nasdaq National Market and €11.86 per share on the Euronext Amsterdam stock exchange.

The notes were admitted for listing on the Euronext Amsterdam stock exchange on December 24, 2005.

In connection with our private placement of the notes in December, 2004, we agreed to file a registration statement for the resale of the notes and the common stock issuable upon conversion of the notes. This prospectus is part of that registration statement.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 6.

None of the Securities and Exchange Commission, any state securities commission or the Euronext Amsterdam stock exchange has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated June 28, 2005

About This Prospectus

ASM International N.V. was incorporated on March 4, 1968 as a Netherlands naamloze vennootschap, or public limited liability company, and was known as Advanced Semiconductor Materials International N.V. until November 1996. Our principal executive offices are located at Jan van Eycklaan 10, 3723 BC Bilthoven, the Netherlands, and our telephone number at that address is +31 30 229 84 11. Our World Wide Web site address is http://www.asm.com. The information on our website is not part of this prospectus.

We originally sold the notes in reliance on an exemption from registration under the Securities Act of 1933 for offers and sales of securities that do not involve a public offering.

As used in this prospectus, the terms “ASMI,” “ASM International,” “we,” “our,” or “us” refer to ASM International N.V. or ASM International N.V. and its consolidated subsidiaries, as appropriate in the context. The terms “United States,” “U.S.” and “USA” refer to the United States of America.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by ASM International. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of ASM International since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the

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actual documents for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the notes, you must rely on your own examination of our company and the terms of the offering and the notes, including the merits and risks involved.

We are not making any representation to you regarding the legality of an investment in the notes by you under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business, tax or other advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the notes.

You should contact us with any questions about this offering or if you require additional information to verify the information contained in this prospectus.

The notes being offered pursuant to this prospectus are now, and likely will continue to be, represented by one or more global notes, which have been deposited with, or on behalf of, The Depository Trust Company and registered in the name of Cede & Co. Beneficial interests in the global securities representing the notes will be shown on, and transfers thereof will be effective through, records maintained by The Depository Trust Company and its participants. Notes in certificated form will be issued in exchange for the global securities only under limited circumstances on the terms set forth in the indenture.

Each prospective purchaser of the notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales. We shall have no responsibility for your compliance with such laws and regulations.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains statements relating to our future business and/or results, including, without limitation, statements under the captions “Summary” and “Risk Factors.” These statements include certain projections and business trends which are “forward-looking” within the meaning of the United States Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words like “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

INDUSTRY AND MARKET DATA

In this prospectus we rely on and refer to information and statistics regarding our markets and market share in the sectors in which we compete. We obtained this information and statistics from various third party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but have not independently verified them and cannot guarantee their accuracy or completeness.

TRADEMARKS

ASM, the ASM International logo, A600 UHV, Advance, Aurora, Carbonspeed, Coppermine, Dragon, ECMP, Eagle, Epsilon, IDEALine, Levitor, LuminaCu, NuTool, Polygon, Pulsar, Rapidfire and Silcore are our registered trademarks. A400, A412, A4ALD, AD898, AD900, ALCVD, Atomic Layer CVD, Better Logic, Eagle60, ECMD, EmerALD, Harrier, Hummingbird, IDEALmold, New Technology, Pinnacle Gating System, RL-CMP, SmartBatch, SR900 and TwinEagle are our trademarks. The Process of Innovation is our service mark.

Our consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Our consolidated financial statements are expressed in euros, the currency of the European Monetary Union. In this prospectus, references to “EUR” or “€” are to euros and references to “U.S. dollars” or “$” are to United States dollars.

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For convenience, this prospectus contains translations of euro amounts into U.S. dollars at the rate of €1.00 = $1.2349, the noon buying rate of the Federal Reserve Bank of New York for euros on May 31, 2005.

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PROSPECTUS SUMMARY

This prospectus constitutes part of a registration statement on Form F-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, any selling holder may sell any combination of the securities described in this prospectus in one or more transactions. This summary highlights selected information from this prospectus, and it may not contain all of the information that is important to you. You should read and consider the following summary together with the more detailed information regarding our company and the notes being sold, including “Risk Factors.”

Our Business

We design, manufacture and sell equipment and systems used to produce, assemble and package integrated circuits, or semiconductor devices. Our operations are divided into the manufacture of equipment used for the production of semiconductor devices on wafers (the front-end segment) and the manufacture of equipment used to assemble and package finished semiconductor devices (the back-end segment). In the front-end, we are a market leader in the manufacture of equipment for the deposition of advanced thin films, a critical step in the semiconductor fabrication process. We believe we have a competitive advantage through our technological innovations and proprietary processes, which allows us to develop deposition equipment and systems which promote the cost effective fabrication of increasingly smaller and faster integrated circuits. In the back-end, we believe we are the only company to manufacture equipment for all major steps in the assembly and packaging process, allowing us to offer a uniquely integrated solution. In addition, our back-end business enjoys lower labor and manufacturing costs than many of our competitors because of the location of its operations.

Our Products

We sell our products to substantially all the major semiconductor manufacturers, including Intel, Texas Instruments, Freescale, Micron, IBM, ST Microelectronics, Philips, Infineon, NEC, Hitachi, Fujitsu, Samsung, TSMC and UMC. We are a global manufacturing company with front-end operations in the Netherlands, Japan, United States, Singapore and, through our 53.84% owned subsidiary, ASM Pacific Technology Limited, back-end operations in Hong Kong, the People’s Republic of China, Singapore and Malaysia.

The demand for smaller, faster and cheaper integrated circuits to drive the increasing variety of computer, electronic and communication devices provides a constant need for technological innovation. Despite periodic downturns in the industry, product evolution has remained steady and semiconductor processes that have continuously been improved to meet higher performance requirements. To satisfy consumer demand for lower cost and higher performance semiconductors, manufacturers are developing new processes, new materials and smaller geometrics and moving to 300mm wafers from the 200mm wafers. These new processes, materials, geometrics and wafer sizes require equipment providers to develop entirely new sets of tools and new classes of processes.

Our front-end products are designed to permit semiconductor manufacturers to address these technology shifts in a cost effective manner. Our vertical furnaces, which employ low pressure chemical vapor deposition (LPCVD) to deposit advanced thin films on silicon wafers, are tooled for 300mm wafers and, despite the substantially greater capacity, have a smaller footprint than our vertical furnaces for 200mm wafers. Our plasma enhanced chemical vapor deposition (PECVD) furnaces can deposit state-of-the-art low-k (high insulating) films. Our epitaxial reactors can deposit new silicon germanium films selectively on specific areas of a device. Our leading-edge atomic layer deposition (ALD) equipment can deposit films to support line widths below 90nm. Our rapid thermal processing tool provides an entirely new, innovative thermal processing solution on single wafers with low energy consumption and high throughput. Finally, our copper plating tool produces planar copper films on interconnect structures.

Our back-end products are designed to meet the need for high volume, cost effective machines used for the assembly and testing of semiconductor, optoelectronic and photonic devices. We build machinery for all the major assembly processes: die bonding, curing, flip chip bonding, wire bonding, encapsulation, package singulation and strip test handling. We address the market for ball grid array packages with a unique platform that integrates several production steps onto one compact platform. We believe we are the only company offering a single supplier, complete integration solution, which allows sequential discrete processing steps to be semi-continuous. In the back-end segment, we also produce leadframes, which are stamped or etched metal parts that form the foundation of most semiconductor packages.

Our Strategy

Our strategic objective is to realize profitable, sustainable growth by capitalizing on our technological innovations and low cost manufacturing base. We intend to enhance our market position by providing customers with advanced, cost-effective, reliable products and global customer service and support. The key elements of our strategy include:

•	Advancing our existing technology by developing applications for new materials and processes that increase performance of semiconductor devices and reduce customer cost of ownership.

•	Leveraging our strong technology capabilities to capture market share upon advancements in technology, such as the shift to 300mm wafers.

•	Strengthening our relationships with independent research institutes, universities, customers and suppliers and entering into strategic alliances to enhance the scope and depth of our research and development activities.

•	Expanding our intellectual property portfolio by filing patent applications for key developments in our equipment, software and processes.

•	Maintaining our global reach through our operating, sales and service facilities in key parts of the world to establish and maintain long-term customer relationships.

•	Increasing operating efficiency and reducing manufacturing costs.

Our front-end business is conducted through wholly-owned subsidiaries, the most significant of which are ASM Europe B.V., located in the Netherlands, ASM America, Inc., located in the United States, and ASM Japan K.K., located in Japan. Our back-end business is conducted through ASM Pacific Technology Limited, which has its principal operations in Hong Kong, the People’s Republic of China, Singapore and Malaysia. As of December 31, 2004, we owned 53.84% of the outstanding equity of ASM Pacific Technology Limited.

Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2000		2001		2002	2003	2004
Ratio of earnings to fixed charges	24.1	x	5.6	x	—	—	7.8	x

For information about how we calculate the ratio of earnings to fixed charges for the periods indicated, see “Ratio of Earning to Fixed Changes” in this prospectus. In 2002 and 2003, earnings, as calculated for the purposes of the ratios, were not sufficient to cover fixed charges. The coverage deficiency was € 18,790 for the year 2002 and € 1,349 for the year 2003.

The Offering

Securities Offered	Up to $150,000,000 principal amount of 4 1/4% Convertible Subordinated Notes due 2011, together with the shares of common stock into which the notes may be converted.

Maturity Date	December 6, 2011, unless earlier converted, redeemed or repurchased.

Interest	4 1/4% per annum on the principal amount, payable semi-annually in arrears in cash on June 6 and December 6 of each year, beginning June 6, 2005. The initial interest payment will include accrued interest from December 6, 2004.

Conversion	The notes are convertible into our common shares at any time prior to maturity, at a conversion rate of 48.0307 shares per $1,000 principal amount of the notes, which is equal to conversion price of approximately $20.82. The conversion rate is subject to adjustment under certain circumstances, as described in this prospectus.

Adjustment to Conversion Price Upon Certain Types of Fundamental Changes

Upon the occurrence of a transaction described under the first or third clause of the definition of fundamental change (as defined in this prospectus and without regard to the 110% trading price exception included in such definition) as described in “Description of the Notes-Repurchase at Option of Holders Upon a Fundamental Change” pursuant to which 10% or more of the consideration for our common shares (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the number of shares issuable upon conversion in the manner described in this prospectus to the extent that holders elect to convert their notes within 30 days after receiving notice of such fundamental change. If the transaction is a public acquirer fundamental change (as defined in this prospectus) we may instead elect to adjust the conversion price and the related conversion obligation as summarized below under “Conversion After a Public Acquirer Fundamental Change.”

The number of additional shares will be determined by reference to the table in “Description of the Notes-Conversion of Notes-Adjustment to Conversion Price Upon Certain Fundamental Changes,” based on the effective date and the price paid per share of our common shares in such fundamental change transaction. If holders of our common shares receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common shares on the five trading days prior to but not including the effective date of such fundamental change.

Conversion After a Public Acquirer Fundamental Change	In the case of a non-stock fundamental change constituting a public acquirer fundamental change (as defined in this prospectus), we may, in lieu of issuing additional shares upon conversion as described in “Description of the Notes-Conversion of Notes-Adjustment to Conversion Price Upon Certain Fundamental Changes,” elect to adjust the conversion price and the related conversion obligation such that from and after the effective date of such public acquirer fundamental change, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) into a number of shares of public acquirer common stock by multiplying the conversion price in effect immediately before the public acquirer fundamental change by a fraction:

•      the numerator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer fundamental change, and

•      the denominator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange pursuant to which our common shares are converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer fundamental change, the average of the last reported sale prices of our common shares for the five consecutive trading days prior to but excluding the effective date of such public acquirer fundamental change.

Subordination	The notes are subordinated to all our existing and future senior indebtedness and are effectively subordinated to all debt and other liabilities of our subsidiaries and are pari passu with all our existing subordinated notes. As of March 31, 2005, we had no senior indebtedness outstanding and our subsidiaries had € 227.0 million of other indebtedness and liabilities outstanding, excluding liabilities owed to us. At the same date, we also had € 257.9 million of convertible subordinated debt outstanding. The notes rank pari passu with our other convertible subordinated debt. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.

Sinking Fund	None.

Optional Redemption	On or after December 6, 2007, we may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date if the last reported sale of our common shares on the Nasdaq National Market has exceeded 130% of the conversion price then in effect for at least 20 trading days in any period of 30 consecutive trading days and any within two business days of our notice of redemption.

Repurchase at Option of Holders Upon a Fundamental Change	If we undergo a fundamental change meeting certain conditions prior to maturity, you will have the right, at your option, to require us to repurchase for cash some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date. See “Description of the Notes-Repurchase at Option of Holders Upon a Fundamental Change.”

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling holder of the notes or shares of common stock offered under this prospectus.

Registration Rights	This prospectus is part of a registration statement that we agreed to file with the SEC. In connection with the private placement of the notes, we agreed to use reasonable best efforts to keep the registration statement effective until the date as of which there are no longer any registrable securities.

Taxation	Currently, the Netherlands does not impose any withholding or deduction for taxes in respect of payments on the notes prior to their conversion into common shares. In the event any withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature is required by law, additional amounts with respect to any such withholding or deduction will (subject to certain exceptions) be payable to holders of the notes as described in “Description of the Notes—Payment of Additional Amounts.”

Form and Denomination	The notes have been and will be issued only in denominations of $1,000 and integral multiples thereof and have been and will be issued in registered global form in principal amounts of $1,000 or integral multiples thereof. The notes have been deposited with a custodian for and registered in the name of Cede & Co., as nominee of DTC.

Governing Law	The notes and the indenture are governed by the laws of the State of New York.

No U.S. Public Market for the Notes	The notes issued in the initial private placement are eligible for trading in the PORTAL market and on the Euronext Amsterdam stock exchange. However, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. We cannot assure you that any active or liquid market will develop or will be maintained for the notes.

Common Shares Trading Symbols	Nasdaq National Market: ASMI Euronext Amsterdam stock exchange: ASM

RISK FACTORS

You should carefully consider and evaluate all of the information contained or incorporated by reference in this prospectus, including the following risk factors, before deciding to invest in our notes. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could adversely affect the price of the notes and the common shares.

Risks Related to our Industry

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. Starting in late 2000, the semiconductor industry experienced a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which resulted in lower sales and earnings for our business. The timing, length and severity of these cycles are difficult to predict. The 2000 downturn lasted longer than past cycles and, although conditions in the semiconductor equipment market recovered in the fourth quarter of 2003 and the first half of 2004, the market weakened in the third quarter of 2004 and remains volatile and hard to predict. Semiconductor manufacturers may contribute to the severity of these cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. In any event, the lag between changes in demand for semiconductor devices and changes in demand for our products by semiconductor manufacturers accentuates the intensity of these cycles in both expansion and contraction phases. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products that we cannot sell. During periods of extended downturn, a portion of our inventory may have to be written down if it is not sold.

Industry upturns have been characterized by fairly abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics, copper deposition and silicon or silicon-germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and/or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

If we fail to adequately invest in research and development, we may be unable to compete effectively.

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. In 2004, we invested € 84.9 million in research and development, or 11.3 % of our net sales. Because of intense competition in our industry, the cost of failing to invest in strategic developments is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

We face intense competition from companies which have greater resources than we do, and potential competition from new companies entering the market in which we compete. If we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price and technology;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

We believe that our ability to compete successfully depends on a number of factors, including:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of ownership of our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses to changing market and economic conditions; and

•	price of our products and our competitors’ products.

Some of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

Risks Related to our Business

Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decrease in the price of our common shares.

Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations;

•	further appreciation of the euro versus the U.S. dollar, which would negatively affect the competitiveness of our manufacturing activities that are domiciled in countries whose currency is the euro; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

Long sales cycles also subject us to other risks, including customer’s budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customer’s purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

Our recent acquisitions and any acquisitions or investments we may make in the future could disrupt our business and harm our financial condition.

In June 2004 we acquired the remaining 84.3% interest in NuTool, Inc. (“NuTool”) that we did not already own and in August 2004 we acquired Genitech, Inc. (“Genitech”). In addition, we intend to consider additional investments in complementary businesses, products or technologies. We may not be able to successfully integrate these businesses and any businesses, products, technologies or personnel that we might acquire in the future, and we may not realize the anticipated benefits from such acquisitions. In particular, our operation of acquired businesses involves numerous risks, including:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience;

•	risks associated with installation, service and maintenance of equipment of which we have limited or no prior experience;

•	limited technical documentation of the equipment developed in the acquired company; and

•	potential loss of key employees, particularly those of the acquired organizations.

In addition, in the event of any future acquisitions of such businesses, products or technologies, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur large and immediate accounting write-offs.

Substantially all of our equipment orders are subject to operating, performance, safety or economic specifications. We occasionally experience unforeseen difficulties in compliance with these criteria, which can result in increased design, installation and other costs and expenses.

Substantially all of our equipment sales are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience unforeseen difficulties in demonstrating compliance with these criteria, which can lead to unanticipated expenses for the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our cost of goods sold and operating income will be adversely effected. If we are not able to demonstrate compliance with the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial action, including payment of damages, any one of which could negatively affect our operating income.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 10.9% and our ten largest customers accounted for 36.5% of our net sales in 2004. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth and ongoing research and development activities. If we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require additional capital to finance our future growth and fund our ongoing research and development activities beyond 2005. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

If we are unable to raise needed additional funds, we may have to reduce the amount we spend on research and development, slow down our introduction of new products, reduce capital expenditures necessary to support future growth and/or take other measures to reduce expenses which could limit our growth and ability to compete.

We could be harmed by the loss of key management.

The success of our operations depends in significant part upon the experience of our management team. We do not have employment agreements with some members of our management team and we do not maintain “key man” life insurance policies. The loss of services from our key executives could harm our business, prospects, financial condition and results of operations.

We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel particularly during sustained economic upturns in the industry. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. Although we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates, we do not maintain insurance to protect against the loss of key executives or employees. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

We are not currently focused on attracting new key personnel. We have in the past experienced intense competition for skilled personnel during market expansions and believe competition will again be intense if the semiconductor market experiences a sustained expansion. Consequently, we generally attempt to minimize reductions in skilled personnel in reaction to industry downturns, which reduces our ability to lower costs by payroll reduction.

Although we currently are a majority shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours. This event would have a significant negative effect on our consolidated net earnings from operations.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

We maintain our majority interest in ASM Pacific Technology by purchasing shares from time to time as necessary. ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares is issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we intend to continue to purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of December 31, 2004, we owned 53.84% of ASM Pacific Technology through our wholly-owned subsidiary, Advanced Semiconductor Materials (Netherlands Antilles) N.V., a Netherlands Antilles company, and the remaining 46.16% was owned by the public.

Although two of the six directors of ASM Pacific Technology are affiliates of ASM International, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows available for our front-end segment is derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would negatively impact the cash position of our front-end segment for that year and reduce cash available to service our indebtedness. Cash dividends received from ASM Pacific Technology totaled € 29.5 million, € 24.1 million, and € 40.4 million in 2002, 2003 and 2004, respectively.

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify both of the two affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. In particular, under the Hong Kong Takeover Code we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

Our reliance on a limited number of suppliers could result in disruption of our operations.

We outsource a substantial majority of the manufacturing of our front-end business to a limited number of suppliers. We are in the process of developing additional internal and external sources of supply for these manufacturing processes in the future, including an additional front-end supply source in Singapore. If our suppliers were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to customers having a competing installed base, which could limit our growth in sales and market share.

We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer using another supplier’s equipment. Our inability to sell our products to potential customers who use another supplier’s equipment could adversely affect our ability to increase revenue and market share.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Unrelated to our 1997 settlement with Applied Materials, Inc. (“Applied Materials”), discussed below, we entered into a settlement agreement with Applied Materials in August 2004 dismissing all claims and counter-claims over certain patent infringement proceedings in the United States without prejudice and without payment of any kind by any party and without licensing any patents. In addition, in April 2003, we and our subsidiary, ASM America, Inc. (“ASM America”), entered into a binding memorandum of understanding regarding the settlement of mutual patent infringement claims between ASM America and Genus, Inc. (“Genus”). In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. For additional information regarding this matter see Note 18 and Note 28 to our consolidated financial statements.

Claims that our products infringe the proprietary rights of others would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. Such claims, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. Regardless of the outcome, patent infringement litigation is time-consuming and expensive to resolve and diverts management time and attention.

Intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell, produce, use, have produced, have sold, or have used the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive and royalty-free license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. Our obligation to pay certain royalties to Applied Materials continues until the expiration of the corresponding underlying patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position. For additional information regarding our recent litigation with Applied Materials see Note 18 to our consolidated financial statements in our Annual Report on Form 20-F filed with the SEC on March 31, 2005, and Note 12 to our unaudited consolidated interim financial information in our report on Form 6-K filed on May 11, 2005.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

We market and sell our products and services throughout the world. A substantial portion of our manufacturing employees and operations are in the People’s Republic of China and the success of our business depends on our operations there. In addition, we have manufacturing facilities in Singapore and Malaysia and assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore. Our operations are subject to risks inherent in doing business internationally, including:

•	unexpected changes in regulatory requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	fluctuations in exchange rates and currency controls;

•	political conditions and instability, particularly in the countries in which our manufacturing facilities are located;

•	economic conditions and instability;

•	terrorist activities;

•	human health emergencies, such as the outbreak of infectious diseases or viruses, particularly in the countries in which our manufacturing facilities are located;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

To the extent that such disruptions slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected.

Our operational results could be negatively impacted by currency fluctuations.

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining shareholder’s equity.

In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

If our products are found to be defective, we may be required to recall and/or replace them, which could be costly and result in a material adverse effect on our business, financial condition and results of operations.

One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns and product liability claims that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In February 2003, the European Commission published a directive on waste electrical and electronic equipment (“WEEE”) (Directive 2002/96/EC, which was amended in December 2003 by Directive 2003/108/EC), and which has been implemented in the Netherlands. In principle, the rules result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection and separation of WEEE. Producers of WEEE will have to provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE by August 13, 2005. Another directive of the European Commission (Directive 2002/95/EC) provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. These measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Members of our Supervisory Board and Management Board and our executive officers control approximately 23.3% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board, and makes it substantially more difficult for a shareholder group to remove or elect such members without the support of management.

Our Chairman and Chief Executive Officer controlled approximately 21.8% of the voting power of our outstanding common shares as of December 31, 2004, and the members of our Supervisory Board and Management Board and all our executive officers as a group controlled approximately 23.3% of the voting power of our outstanding common shares as of that date. Accordingly, these persons have significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated in a non-binding nomination by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at the annual general meeting of shareholders will be elected if the number of affirmative votes exceeds the number of negative votes cast by holders of the outstanding shares present or represented at the meeting and entitled to vote. Persons nominated in a binding nomination by the Supervisory Board for appointment by shareholders to the Supervisory Board or Management Board at the annual general meeting of shareholders are so appointed unless shareholders reject such nomination by a vote of at least two-thirds of the votes cast, provided that the votes to reject represent at least 50% of all issued and outstanding shares eligible to vote. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of management.

Our anti-takeover provisions may prevent a beneficial change of control.

Our shareholders have granted to Stichting Continuïteit ASM International, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7. “Major Shareholders and Related Party Transactions in our Annual Report on Form 20-F filed with the SEC on March 31, 2005.”

These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

We must offer a possible change of control transaction to Applied Materials first.

Pursuant to our 1997 settlement agreement with Applied Materials, one of our competitors, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Compliance with Internal Controls Evaluations and Attestation Requirements

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the U.S. Securities and Exchange Commission pursuant to the Act. Under section 404 of the Sarbanes-Oxley Act and the related regulations we are required to perform an evaluation of our internal controls over financial reporting and have our independent auditor publicly attest to this evaluation beginning with the year ended December 31, 2006. We have commenced the evaluation and expect to complete it in the course of 2005. We expect internal control evaluations and attestation requirements to be time-consuming and expensive. If we would fail to complete the evaluation of our internal controls over financial reporting in time, if we would identify material weaknesses in these internal controls, or if our independent accountant could not timely attest to our evaluation, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our common shares.

Our Financial Condition and Results of Operations Reported in Accordance with International Financial Reporting Standards May Differ from our Financial Position and Results of Operations Reported in Accordance with US GAAP

Since we are listed on the Nasdaq Stock Market and required to file an Annual Report on Form 20-F with the Securities and Exchange Commission, we publish our primary consolidated financial statements in accordance with Generally Accepted Accounting Principles in the U.S. (“US GAAP”).

Since we are a legal entity incorporated in the Netherlands and listed on the Euronext Amsterdam Stock Exchange (“Euronext Amsterdam”) we are required by European regulations to publish our statutory consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005 onwards. Our first consolidated financial statements in accordance with IFRS will be the Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes.

Our financial position and results of operations reported in accordance with IFRS will differ from our financial position and results of operations reported in accordance with US GAAP, which may adversely affect the market price of our common shares.

See Item 5. “Operation and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations – International Financial Reporting Standards” in our Annual Report on Form 20-F filed with the SEC on March 31, 2005.

Risks Related to this Offering

The notes are subordinated.

The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness, which includes all indebtedness not expressly subordinated to the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. The notes also are effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture, including senior indebtedness. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. As of March 31, 2005, we had no senior indebtedness outstanding and our subsidiaries had approximately € 227.0 million of other indebtedness and other liabilities outstanding, excluding liabilities owed to us. At that date, we also had € 257.9 million of convertible subordinated debt outstanding. The notes rank pari passu with our other convertible subordinated debt. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and other liabilities. See “Description of the Notes.”

We may be unable to redeem the notes upon a fundamental change.

Upon a fundamental change (as described under “Description of Notes-Repurchase at Option of Holders Upon a Fundamental Change”) you may require us to repurchase all or a portion of your notes. If a fundamental change were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from repurchasing or redeeming the notes, we could see, the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not repurchase or redeem the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. If a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict our ability to make payments to the holders of the notes. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes-Repurchase at Option of Holders Upon a Fundamental Change.”

There will be no U.S. public market for the notes.

The notes are a recent issue of securities for which there is currently no public trading market in the U.S. We do not intend to apply for listing of the notes on any U.S. securities exchange. Although the initial purchasers have advised us that they currently make a market in the notes, they may discontinue their market-making activities at any time without notice. The notes issued in the initial private placement are eligible for trading in the PORTAL market and on the Euronext Amsterdam stock exchange, but the notes that are resold using this prospectus will no longer be eligible for trading in the PORTAL market. We cannot predict whether an active trading market for the notes will develop or will be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. Even if an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price. The trading price of the notes will depend on many factors, including:

•	prevailing interest rates and interest rate volatility;

•	the markets for similar securities;

•	our financial condition, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	changes in our industry and competition; and

•	general market and economic conditions.

As a result, we cannot assure you that you will be able to sell the notes at attractive prices or at all.

Our share price has been and may continue to be volatile, which might adversely affect the trading price of the notes.

Fluctuations in the market price of our common shares will affect the trading price of the notes. The market price of our common shares has fluctuated substantially in the past. Between January 1, 2000 and May 31, 2005, the sales price of our common shares has ranged from a low of $6.48 to a high of $37.63, as reported on the Nasdaq National Market, and from a low of € 6.40 to a high of € 38.25 as reported on the Euronext Amsterdam stock exchange. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed above and the following:

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	changes in analysts’ earnings estimates;

•	developments in the financial markets;

•	quarterly fluctuations in operating results;

•	general economic, political and market conditions, such as recessions or international currency fluctuations;

•	general conditions in the semiconductor and semiconductor equipment industries; or

•	sales of common shares by us under our equity line of credit, as discussed below.

In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common shares and, consequently, the notes.

Conversion of these notes, our convertible subordinated notes due 2005 (our “2005 Notes”) or our convertible subordinated notes due 2010 (our “2010 Notes”) will dilute the ownership interest of existing shareholders.

The conversion of some or all of these notes, our 2005 Notes or our 2010 Notes will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares.

We may not be able to refinance the notes if required or if we so desire.

We may need or desire to refinance all or a portion of the notes at maturity. We cannot assure you that we would be able to refinance the notes on commercially reasonable terms, if at all.

The notes, if rated, may receive a lower rating than anticipated, which would cause the market price of the notes and our common shares to be materially and adversely affected.

If we seek a rating of the notes from the ratings agencies, or if any rating agency otherwise rates the notes, one or more of these rating agencies may assign the notes a rating lower than expected by investors. This could cause the market price of the notes and our common shares to decline.

Our management has broad discretion to allocate the proceeds of this offering, which may result in decisions that negatively affect the market price of the notes and our common shares.

Our management has broad discretion to allocate the proceeds of the initial notes offering and to determine the timing and nature of expenditures. To date, we have used, and anticipate that we will continue to use, the proceeds of the initial notes offering to repurchase from time to time or repay at maturity our 2005 Notes and to fund general corporate purposes, including working capital, capital expenditures and possible acquisitions. The allocation of proceeds of the initial notes offering could have a negative effect on the trading prices of the notes or our common shares.

You may have difficulty protecting your rights as an investor and in enforcing civil liabilities because we are a Netherlands limited liability company.

Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. Our executive offices and the majority of our assets are located outside the United States. In addition, most of the members of our Management Board and Supervisory Board, executive officers, and some of the experts named in this prospectus are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our Management Board or Supervisory Board, our executive officers, or experts named in this prospectus or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States, in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities that derive from the United States securities laws. For a more complete discussion of potential difficulties in protecting your rights, see “Enforceability of Civil Liabilities.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of the notes or the common stock into which the notes may be converted. The selling holders will receive all of the net proceeds from the sale of their notes and the common stock into which the notes may be converted.

PRICE RANGE OF COMMON SHARES

Our common shares are quoted on the Nasdaq National Market under the symbol “ASMI” and listed on the Euronext Amsterdam stock exchange under the symbol “ASM.”

The following tables set forth, for the periods indicated, the high and low closing prices of our common shares as reported on the Nasdaq National Market and the Euronext Amsterdam stock exchange:

	Nasdaq Closing Prices		Euronext Closing Prices
	High	Low	High	Low
Annual Information
2000	$35.63	$9.31	€38.00	€10.75
2001	26.84	9.63	31.45	10.10
2002	28.34	6.50	31.90	7.00
2003	2.40	9.71	17.05	8.78
2004	27.61	12.80	22.10	10.47
Quarterly Information
2003:
First Quarter	$14.31	$9.71	€13.80	€8.78
Second Quarter	17.00	9.83	14.75	9.22
Third Quarter	18.90	14.50	17.05	12.45
Fourth Quarter	20.40	14.97	16.55	12.65
2004:
First Quarter	$27.61	$20.25	€22.10	€16.62
Second Quarter	23.92	18.49	19.80	15.44
Third Quarter	20.15	12.80	16.78	10.47
Fourth Quarter	20.40	14.97	16.55	12.65
2005:
First Quarter	$19.15	$15.09	€14.50	€11.63
Monthly Information
December 2004	$16.74	$15.56	€12.41	€11.59
January 2005	17.25	15.09	13.29	11.63
February 2005	18.72	17.16	14.39	13.06
March 2005	19.15	16.34	14.50	12.65
April 2005	16.28	14.45	12.72	11.20
May 2005	15.16	13.34	12.10	10.37

On May 31, 2005, the last reported sale price of our common shares was $14.84 per share on the Nasdaq National Market and € 11.86 per share on the Euronext Amsterdam stock exchange. Our common shares listed on the Nasdaq National Market are in registered form and, as of March 31, 2005, were held by 239 holders of record. Our shares listed on the Euronext Amsterdam stock exchange are in bearer form.

EXCHANGE RATE INFORMATION

Our reporting currency is the euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar price of our common shares on the Nasdaq National Market. In addition, to enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows, for the indicated periods, the high, low, average and ending exchange rate of United States dollars per euro, based on the noon buying rates in New York City for cable transfers.

	Years Ended December 31,
	2000	2001	2002	2003	2004
Average exchange rate (1)	0.9207	0.8909	0.9453	1.1411	1.2464

	High	Low
Monthly Information
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005	1.3465	1.2877
April 2005	1.3093	1.2819
May 2005	1.2936	1.2349

(1)	Average of the exchange rate on the last day of each month during the period presented.

DIVIDEND HISTORY AND POLICY

We have not declared or paid any cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance the growth and development of our business.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2000		2001		2002		2003		2004
Ratio of earnings to fixed charges(1)	24.1	x	5.6	x	—	(2)	—	(2)	7.8	x

(1)	The ratio of earnings to fixed charges is computed by dividing:

•	earnings (loss) before cumulative effect of change in accounting principle and before income taxes and minority interest plus fixed charges; by

•	by fixed charges.

Fixed charges consist of interest expense, not including interest expense related to operational leases. Also not included in fixed charges is the loss for the early extinguishment of convertible subordinated notes of EUR 1.2 million which has been recorded as interest expense in the Consolidated Statement of Operations for the year 2004.

(2)	Earnings, as calculated for purposes of the ratios, were not sufficient to cover fixed charges. The coverage deficiency was € 18,790 for the year 2002 and € 1,349 for the year 2003.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2005 as a result of our sale of the notes in the December 2004 private placement and the application of the net proceeds.

Actual as of March 31, 2005
(unaudited) (in thousands)
Cash and cash equivalents (1)	€232,864

Total debt (2)
Notes payable to banks	€23,184
Long-term debt (including current portion)	25,237
5% convertible subordinated notes due 2005	72,779
5 1/4% convertible subordinated notes due 2010	69,426
4 ¼% convertible subordinated notes due 2011	115,710

Total debt	306,336

Shareholders’ equity (3):
Common shares: €0.04 par value; 110,000,000 shares authorized, 52,628,354 shares issued and outstanding	2,105
Financing preferred shares: par value €40; 8,000 shares authorized; none outstanding	—
Preferred shares: par value €40; 118,000 shares authorized; none outstanding	—
Capital in excess of par value	299,871
Retained earnings	17,383
Accumulated other comprehensive loss	(63,825)

Total shareholders’ equity	255,534

Total capitalization	€561,870

(1)	Cash and cash equivalents of ASM Pacific Technology are restricted to use in the operations of ASM Pacific Technology only. At March 31, 2005 such restricted cash and cash equivalents amounted to €84,751.

(2)	Our total debt had the following characteristics on an actual and as adjusted basis:

Actual as of March 31, 2005
(audited)
Secured	€43,581
Unsecured	260,203
Guaranteed	252
Unguaranteed	2,300

(3)	The share numbers based on common shares outstanding as of March 31, 2005 exclude 1,960,611 common shares issuable upon exercise of outstanding options, 590,716 of which have a weighted average exercise price of $15.84 per common share and 1,369,895 of which have a weighted average exercise price of € 14.08 per common share.

SHARE CAPITAL

On December 31, 2004, we had 110,000,000 common shares, €0.04 par value, 118,000 preferred shares and 8,000 financing preferred shares, €40 par value, authorized for issuance. On that date, we had issued and outstanding 52,617,952 common shares and no preferred or financing preferred shares.

As of May 31, 2005, we had 110,000,000 common shares, € 0.04 par value, 118,000 preferred shares and 8,000 financing preferred shares, € 40 par value, authorized for issuance. On that date, we had issued and outstanding 52,629,054 common shares and no preferred shares or financing preferred.

On May 19, 2005, a resolution authorizing the Management Board to issue, set the price and determine other conditions of the issuance of shares was approved at the 2005 annual general meeting of shareholders for a period of 18 months beginning May 19, 2005.

Since December 31, 1999, other than the issuance of 4,250,000 common shares at a price of $29.00 per share in a public offering in April of 2000, the private placement of $115,000,000 of 5.0% convertible subordinated notes due 2005 in November of 2001, the private placement of $90,000,000 of 5 ¼% convertible subordinated notes due 2010 in May of 2003, the convertible subordinated notes to which this prospectus relates and the common shares issued in connection with grants pursuant to our stock option plans and stock option agreements with various key management personnel, there have been no material changes to our outstanding share capital. For more information about our stock option plans and agreements, see “Item 6B. Directors, Senior Management and Employees - Compensation” in our Annual Report on Form 20-F filed with the SEC on March 31, 2005, Note 16 to our consolidated financial statements filed as part of that report and Note 10 to our unaudited consolidated interim financial information in our report on Form 6-K filed May 11, 2005, which has been incorporated into this prospectus by reference. For more information on our share capital, see the description of our share capital in our Form 8-A Registration Statement filed on April 3, 1985, as updated by our Form 6-K filed with the SEC on March 31, 2005, which has been incorporated into this prospectus by reference.

MATERIAL CONTRACTS

For a description of our material contracts, see Item 10.C of our Annual Report on Form 20-F filed with the SEC on March 31, 2005, which has been incorporated into this prospectus by reference.

DESCRIPTION OF THE NOTES

We issued the notes, the issuance of which was duly authorized by our Management Board and Supervisory Board, under an indenture dated December 6, 2004, between us and Citibank, N.A., as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. You may request copies of these documents at our address set forth under the caption “About This Prospectus.”

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

As used in this “Description of the Notes” section, references to “ASM International,” “we,” “our” or “us” refer solely to ASM International N.V. and not to our subsidiaries.

General

The notes are our general unsecured obligations. Our payment obligations under the notes are and will be subordinated to our senior indebtedness and effectively subordinated to all debts and other liabilities of our subsidiaries as described under “Subordination of Notes.” The notes are and will be convertible into common shares as described under “Conversion of Notes.”

The notes are limited to $150,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on December 6, 2011 unless earlier converted, redeemed at our option or repurchased at your option upon a fundamental change.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends (although paying cash dividends will trigger an adjustment to the conversion price, as described under “— Conversion of Notes”), incurring debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “— Repurchase at Option of Holder Upon a Fundamental Change.”

The notes accrue interest at a rate of 4 ¼% per annum. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from December 6, 2004, or from the most recent date to which interest has been paid or provided for. Interest on the notes is payable semiannually in arrears in cash on June 6 and December 6 of each year, the first payment to be made on June 6, 2005, to the person in whose name the notes are registered at the close of business on the May 23 or November 22 preceding the relevant June 6 or December 6, respectively (each a “record date”), provided that we will pay interest to a person other than the holder of record on the relevant record date if we redeem, or holders elect to require us to repurchase, the notes on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the notes being redeemed or repurchased to, but excluding, the redemption or repurchase date, as the case may be, to the same person to whom we will pay the principal of those notes.

If any interest payment date, maturity date or redemption date of a note falls on a day that is not a business day, then the required payment of principal and interest will be made on the next succeeding business day with the same force and effect as if made on such date. No additional interest will accrue as a result of such delay in payment. The term “business day” means, with respect to any note, any day other than a Saturday, Sunday or day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds.

However, payments to DTC and its participants Euroclear and Clearstream, Luxembourg will be made by wire transfer of immediately available funds to the account of DTC and its participants Euroclear or Clearstream, Luxembourg, as applicable, or the appropriate nominee.

Conversion of Notes

General

You may convert any outstanding notes into our common shares, at any time prior to maturity, unless previously converted, redeemed by us at our option or repurchased by us at your option, initially at a conversion rate of 48.0307 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $20.82 per share. The conversion rate is subject to adjustment as described below. You may convert notes only in denominations of $1,000 and whole multiples of $1,000.

The notes and the indenture contain provisions requiring a partial cash settlement of the notes upon a conversion of the notes prior to our receiving shareholder approval to issue sufficient common shares to convert all of the notes solely into common shares. We received shareholder approval to issue sufficient common shares to convert all of the notes solely into common shares at our extraordinary general meeting held on December 21, 2004, making the partial cash settlement features in the notes and indenture inoperative.

Procedure for Conversion

You may convert your notes, in whole or in part, prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes. You may elect to receive the common shares issued upon conversion either in the form of shares registered with our New York transfer agent (New York shares), or Dutch bearer shares, provided that prior to forty days after the later of the date of the original issuance of the notes and the latest date of any additional issuances of notes, any common shares issued upon conversion of the notes must be issued in the form of New York shares. New York shares will bear a restrictive legend as described under “Transfer Restrictions.” If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a fundamental change, you may convert your notes only if you withdraw your repurchase election. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of common shares into which a note is convertible, together with any cash payment for such holder’s fractional shares, or cash or a combination of cash and common shares in lieu thereof, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted. The preceding sentence does not apply, however:

•	if we have specified a purchase date following a fundamental change that is during such period;

•	to any overdue interest that exists at the time of conversion with respect to such note; or

•

to a holder that converts notes after a record date but prior to the corresponding interest payment date that we have called for redemption with a redemption date that is on or prior to the third business day after such interest payment date. If we call your notes for redemption on a date that is after a record date but on or prior to the third business day after the corresponding interest payment date, and prior to the interest payment date you choose to convert your notes, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your notes, unless interest has otherwise been paid on your notes on the interest payment date.

You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of our common shares if you exercise your conversion rights, but you will be required to pay any transfer tax or duties which may be payable relating to any transfer involved in the issuance or delivery of the common shares in a name other than yours. Certificates representing common shares will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

We will not issue fractional common shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common shares on the Nasdaq National Market trading day prior to the conversion date. Except as described above, you will not receive any accrued interest or dividends upon conversion.

To convert your notes into common shares you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the applicable depositary’s procedures for converting a beneficial interest in a global note.

We will adjust the conversion price in the manner specified in the indenture if any of the following events occurs:

(1) we issue common shares or other capital stock as a dividend or distribution on our common shares;

(2) we issue to all or substantially all holders of common shares certain rights or warrants to purchase our common shares (including securities convertible into our common shares), for a period expiring within 45 days of the record date for such issuance, at a price per share that is less than (or having a conversion price per share less than) the current market price of our common stock, as defined in the indenture, provided that the conversion price will be readjusted to the extent that any of the rights or warrants are not exercised prior to their expiration;

(3) we subdivide, combine or reclassify our common shares;

(4) we distribute to all or substantially all holders of our common shares, any of our capital shares, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash dividends listed in (5) below;

if we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion price will be adjusted based on the market value of the securities so distributed relative to the market value of our common shares, in each case based on the average closing sales prices of those securities (where such last reported sale prices are available) for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading”

commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted;

(5) we distribute to all or substantially all holders of our common shares cash, excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of ASM International;

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common shares to the extent that the cash and value of any other consideration included in the payment per common share exceeds the last reported sale price of the common shares on the Nasdaq National Market on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common shares to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per common share exceeds the closing sale price per common share on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities, applicable to one common share, distributed to stockholders equals or exceeds the average closing price of the common shares over the ten consecutive trading day period ending on the record date for such distribution, or such average closing price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00 per share, rather than being entitled to an adjustment in the conversion price, the holder of a note will be entitled to receive upon conversion, in addition to the common shares, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

We will not make any adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion price in effect at such time. Any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment, and will otherwise be made (a) annually on the anniversary of the first date of issue of the notes, and otherwise (b)(1) five business days prior to the maturity of the notes (whether at stated maturity or otherwise) or (2) prior to the redemption date or repurchase date unless such adjustment has already been made prior to the adjustment contemplated by this clause (b)(1) or (2). We will not make any adjustment if holders of notes are permitted to participate in the transactions described above.

To the extent that we have a rights plan in effect upon conversion of the notes into common shares, you will receive, in addition to the common shares, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion price will be adjusted as if we distributed to all holders of our common shares, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common shares;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common shares would be entitled to receive shares, other securities, other property, assets or cash for their common shares, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common shares immediately prior to any of these events, except in the limited case of a public acquirer change of control where we elect to have the notes convertible into public acquirer common stock. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

If a taxable distribution to holders of our common shares or other transaction occurs which results in any adjustment of the conversion price (including an adjustment at our option), you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common shares. See “Taxation — Summary of United States Federal Income Tax Considerations.”

We may, from time to time, decrease the conversion price for any period of at least 20 days if our board of directors has made a determination that this decrease would be in our best interests. Any such determination by our board will be conclusive. In that case, we will give at least 15 days notice of such decrease. In addition, we may decrease the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common shares resulting from any shares or rights dividend or distribution or from any event treated as such for income tax purposes. See “Taxation — Summary of United States Federal Income Tax Considerations.” The foregoing notwithstanding, we may not reduce the conversion price pursuant to the provisions described in this paragraph to below $15.42, subject to the adjustments described above.

We may not reduce the conversion price, without seeking and obtaining the consent of the holders of our common stock, if such consent is required pursuant to the rules of the Nasdaq National Market or any exchange or market on which our common stock is then listed or traded. If we adjust the conversion price pursuant to the above provisions, we will issue a press release containing the relevant information and make this information available on our web site or through such other public medium as we may use at that time.

Adjustment to Conversion Price Upon Certain Fundamental Changes

If:

•	you elect to convert your notes in connection with a transaction described under clause (1) or (3) of the definition of a fundamental change described below under “— Repurchase at Option of Holders upon a Fundamental Change” (determined without regard to the 110% trading price exception described in such definition), within 30 days of receiving notice of such fundamental change; and

•	10% or more of the consideration for our common shares (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market (a “non-stock fundamental change”);

then we will increase the number of shares issuable upon conversion to reflect such transaction as described below, unless the transaction is a public acquirer fundamental change (as defined below under “— Conversion After a Public Acquirer Fundamental Change”) and we elect to adjust the conversion price instead.

The number of additional shares issuable upon conversion (the “additional shares”), will be determined by reference to the table below, based on the date on which the non-stock fundamental change becomes effective (the “effective date”) and the price (the “stock price”) paid per share for our common shares in such non-stock change of control. If holders of our common shares receive only cash in such transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common shares on the five trading days prior to but not including the effective date of such fundamental change transaction.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion price of the notes is adjusted, as described above. The adjusted stock price will equal the stock price applicable immediately prior to such adjustment, multiplied by a fraction, the denominator of which is the conversion price immediately prior to the adjustment giving rise to the stock price adjustment and the numerator of which is the conversion price as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion price as set forth above.

The following table sets forth the number of additional common shares issuable per $1,000 principal amount of notes:

Stock Price	$15.42	$17.00	$19.00	$21.00	$23.00	$25.00	$27.00	$29.00	$31.00	$33.00	$35.00	$37.00	$39.00	$41.00	$43.00	$45.00	$47.00
Effective Date
Dec. 6, 2004	16.85	13.59	10.51	8.21	6.45	5.09	4.03	3.20	2.53	1.99	1.56	1.21	0.93	0.70	0.51	0.36	0.24
Dec. 6, 2005	15.77	12.57	9.50	7.24	5.54	4.25	3.26	2.50	1.91	1.45	1.08	0.80	0.58	0.40	0.26	0.15	0.07
Dec. 6, 2006	14.82	11.51	8.35	6.03	4.33	3.08	2.17	1.51	1.03	0.69	0.45	0.27	0.15	0.06	0.01	0.00	0.00
Dec. 6, 2007	14.33	10.90	7.51	4.89	2.85	1.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dec. 6, 2008	14.15	10.76	7.40	4.81	2.79	1.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dec. 6, 2009	13.99	10.62	7.30	4.74	2.74	1.18	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dec. 6, 2010	13.84	10.50	7.21	4.67	2.71	1.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dec. 6, 2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock price and effective dates may not be set forth in the table; in which case, if the stock price is:

•	between two stock price amounts in the table or the effective date is between two dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $47.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	less than $15.42 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of common shares issuable upon conversion exceed 64.85 per $1,000 principal amount of notes, which maximum amount is subject to adjustments in the same manner as the conversion price as set forth under “— Conversion of Notes.”

Conversion After a Public Acquirer Fundamental Change

Notwithstanding the foregoing, in the case of a non-stock fundamental change constituting a public acquirer fundamental change (as defined below), we may, in lieu of issuing additional shares upon conversion as described in “— Adjustment to Conversion Price Upon Certain Fundamental Changes” above, elect to adjust the conversion price and the related conversion obligation such that from and after the effective date of such public acquirer fundamental change, holders of the notes will be entitled to convert their notes (subject to the satisfaction of certain conditions) into a number of shares of public acquirer common stock (as defined below) by multiplying the conversion price in effect immediately before the public acquirer fundamental change by a fraction:

•	the numerator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer fundamental change, and

•	the denominator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our common shares are converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per common share or (ii) in the case of any other public acquirer fundamental change, the average of the last reported sale prices of our common shares for the five consecutive trading days prior to but excluding the effective date of such public acquirer fundamental change.

A “public acquirer fundamental change” means a non-stock fundamental change in which the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer has a class of common stock satisfying the foregoing requirement; in such case, all references to public acquirer common stock shall refer to such class of common stock. Majority owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.

Upon a public acquirer fundamental change, if we so elect, holders may convert their notes (subject to the satisfaction of the conditions to conversion described under “— Conversion of Notes” above) at the adjusted conversion price described in the second preceding paragraph but will not be entitled to receive additional shares upon conversion as described under “— Adjustment to Conversion Price Upon Certain Fundamental Changes.” We are required to notify holders of our election in our notice to holders of such transaction. In addition, upon a public acquirer fundamental change, in lieu of converting notes, the holder can, subject to certain conditions, require us to repurchase all or a portion of its notes as described below.

Optional Redemption by Us

Beginning on December 6, 2007, we may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the redemption date, if the last reported sale price of our common shares has exceeded 130% of the conversion price then in effect for at least 20 trading days in a consecutive 30 trading day period ending within two business days of our notice of redemption.

We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing or if additional amounts, as defined herein, are or will become payable on the notes. We will issue a press release if we redeem the notes.

Repurchase at Option of Holders Upon a Fundamental Change

Repurchase Upon a Fundamental Change

If a fundamental change occurs at any time prior to the maturity of the notes, you will have the right (subject to certain exceptions set forth below) to require us to repurchase for cash all or part of your notes for which you have properly delivered and not withdrawn a written repurchase notice. Notes submitted for repurchase must be in principal amounts of $1,000 or integral multiples of $1,000. The repurchase price will be equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

A “fundamental change” will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

(1) the acquisition by any person (as defined below), directly or indirectly, through a purchase, merger or other acquisition transaction, or series of purchases, mergers or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2) the first day on which a majority of the members of our Supervisory Board does not consist of continuing members; or

(3) the consolidation or merger of us with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(a) any transaction that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the right to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such transaction; or

(b) any merger primarily for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity; or

(4) the termination of trading of our common shares, which shall be deemed to have occurred if our common shares or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such common shares or common stock are so listed or approved for listing in the United States.

However, a fundamental change will be deemed not to have occurred if:

•	the last reported sale price per common share for any five trading days within:

•	the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change under clauses (1) or (2) above; or

•	the period of 10 consecutive trading days ending immediately before the fundamental change, in the case of a fundamental change under clause (3) or (4) above,

equals or exceeds 110% of the conversion price of the notes in effect on each such trading day (the “110% trading price exception”); or

•	90% or more of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (1) or (3) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a national securities exchange or quoted on the Nasdaq National Market and, as a result of the transaction or transactions, the notes become convertible solely into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto).

Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act of 1934, as amended (except that a person shall be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition). The term “person” includes any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

“Continuing members” means, as of any date of determination, any member of the Supervisory Board of ASM International who:

•	was a member of the Supervisory Board on the date of the indenture; or

•	was nominated for election, appointed or elected to the Supervisory Board with the approval of a majority of the continuing directors who were members of the supervisory board at the time of the new member’s nomination, appointment or election, either by a specific vote or by approval of the proxy statement issued by us on behalf of our Supervisory Board in which such individual is nominated to be a member of the Supervisory Board.

The definition of “fundamental change” includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering many factors, including the value of assets conveyed, the proportion of an entity’s income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a fundamental change may have occurred and, accordingly, as to whether or not the holders of notes will have the right to require us to repurchase their notes.

Repurchase Right Procedures

Within 30 days after the occurrence of a fundamental change, we will be required to give notice to all holders of the occurrence of the fundamental change and of their resulting repurchase right. The repurchase date will be between 30 and 60 days after the date we give that notice. The notice will be delivered to the holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.

If holders have the right to cause us to repurchase their notes as described above, we will issue a press release containing the relevant information and make this information available on our web site or through such other public medium as we may use at that time.

To elect to require us to repurchase notes, each holder must deliver the repurchase notice so that it is received by the paying agent no later than the close of business on the second business day immediately prior to the repurchase date, unless we specify a later date. Your repurchase notice must state certain information, including:

•	the certificate numbers of your notes, if certificated, to be delivered for repurchase, or if not certificated, your notice must comply with the procedures of the depositary;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the applicable provision of the indenture.

You may withdraw any repurchase notice, in whole or part, by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal must state certain information, including:

•	the principal amount of notes being withdrawn;

•	the certificate numbers of the notes, if certificated, being withdrawn, or if not certificated, your notice must comply with appropriate procedures of the depositary; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which requirements may apply if the repurchase right summarized above becomes available to holders of the notes. In connection with any offer to require us to repurchase notes as summarized above we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable;

•	file a Schedule TO or any other required schedule or form under the Exchange Act; and

•	comply with all other federal and state securities laws in connection with any offer by us to repurchase the notes.

Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.

If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.

We may, to the extent permitted by applicable law and the agreements governing any of our other indebtedness at the time outstanding, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any notes so purchased by us shall be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any note surrendered to the trustee for cancellation may not be reissued or resold and will be canceled promptly.

Limitations on Repurchase Rights

The repurchase rights described above may not necessarily protect holders of the notes if a highly leveraged or another transaction involving us occurs that may adversely affect holders.

Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our future indebtedness. Further, we cannot assure you that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other indebtedness that may be outstanding at that time. In addition, our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in agreements that may govern our other indebtedness outstanding at the time.

The fundamental change repurchase provision of the notes may, in certain circumstances, make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort by others to accumulate shares of our common shares or to obtain control of us by means of a merger, tender offer solicitation or otherwise or by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in convertible securities similar to the notes.

Redemption for Accounting Reasons

We may (but are not obligated to) redeem the notes (the “Series A notes”) in whole but not in part upon the occurrence of an Accounting Event (as defined below), for notes (the “Series B notes”) that are identical in all respects to the Series A notes at the time of such redemption, except that the provisions requiring partial cash settlement upon conversion of the notes, which became inoperative upon our obtaining shareholder approval to issue sufficient common shares to convert all of the notes solely into common shares at our extraordinary general meeting held on December 21, 2004, will be omitted. From and after the date of the redemption and exchange, which will be deemed to be effected for all purposes on the date set by us for such redemption without any action on the part of any holder of the notes, the Series B notes will be deemed to be represented by the certificates representing the Series A notes unless we, in our discretion, issue certificates for Series B notes to replace the outstanding certificates for Series A notes. Unless the context otherwise requires, all references to “notes” in this prospectus refer to both the Series A notes and the Series B notes.

An “Accounting Event” means a determination by us that there has occurred or exists any event or condition that results in adverse accounting consequences in respect of the notes under U.S. GAAP, Dutch GAAP or the International Financial Reporting Standards.

Each holder of Series A notes will, on the date we designate in our notice of redemption, be deemed to have surrendered all Series A notes held by it on such date and to have accepted Series B notes in complete satisfaction of all claims it may have under such Series A notes; and we, on the date designated by us in any such notice, will be deemed to have issued Series B notes and delivered to each holder of Series A notes on such date an equivalent principal amount of Series B notes. The Series A notes will be deemed to be cancelled, and the Series B notes will be deemed to be issued and delivered in exchange therefor, notwithstanding the fact that no certificates representing Series A notes or Series B notes have been surrendered, delivered, received or cancelled by us or the holders of Series A notes.

The Series B notes will be deemed to constitute a new instrument for all relevant purposes.

Subordination of Notes

Payment on the notes are and will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full in cash, or other payment satisfactory to the holders of senior indebtedness, of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash, or other payment satisfactory to the holders of senior indebtedness, of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

We may not make any payment on the notes if:

•	a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a “payment default”); or

•	a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits a holder of designated senior indebtedness to accelerate its maturity, or in the case of a lease that is designated senior indebtedness, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called “payment blockage notice”) from any person permitted to give such notice under the indenture (called a “nonpayment default”).

We may resume payments and distributions on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a default other than a payment default, the earlier of the date on which such default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No default other than a payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full, or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

The notes are exclusively obligations of ASM International. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. Any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Form 20-F filed with the SEC on March 31, 2005 and in our report on Form 6-K filed on May 11, 2005 for a discussion of the limitations on our access to the earnings, cash flow and assets of our 53.84% owned subsidiary, ASM Pacific Technology.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The term “senior indebtedness” is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

•	any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes; or

•	any indebtedness we owe to any of our majority-owned subsidiaries; or

•	the notes.

The term “indebtedness” is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers’ acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

The term “designated senior indebtedness” is defined in the indenture and includes, in general terms, any senior indebtedness that by its terms expressly provides that it is “designated senior indebtedness” for purposes of the indenture.

As of March 31, 2005, ASM International had no senior indebtedness outstanding and our subsidiaries had € 227.0 million of other indebtedness and liabilities outstanding. At that date we also had outstanding € 257.9 million of convertible subordinated debt. The notes rank pari passu with our other convertible subordinated debt. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

Payment of Additional Amounts

Unless otherwise required by the laws of the Netherlands, we will not deduct or withhold from payments made with respect to the notes on account of any current or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any taxing authority. In the event that we are required to withhold or deduct on account of any taxes from any payment made with respect to the notes, we will pay such additional amounts so that the net amount received by each holder of notes, including those additional amounts, will equal the amount that such holder would have received if such taxes had not been required to be withheld or deducted. The amounts that we are required to pay to preserve the net amount receivable by the holders of notes are referred to as “additional amounts.”

Additional amounts will not be payable with respect to a payment made to a holder of notes to the extent:

(1) that any such taxes would not have been so imposed but for the existence of any current or former connection between such holder and the Netherlands, other than the mere receipt of such payment, acquisition, ownership or disposition of such notes or the exercise or enforcement of rights under such notes or the indenture;

(2) of any estate, inheritance, gift, sales, transfer or personal property taxes imposed with respect to such notes, except as otherwise provided in the indenture; or

(3) that any such taxes would not have been imposed but for the presentation of such notes, where presentation is required, for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment is provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to additional amounts had the notes been presented for payment on any date during such 30-day period.

We also will:

•	withhold or deduct the taxes as required;

•	remit the full amount of taxes deducted or withheld to the relevant taxing authority in accordance with all applicable laws;

•	use our reasonable best efforts to obtain from each relevant taxing authority imposing such taxes certified copies of tax receipts evidencing the payment of any taxes deducted or withheld; and

•	upon request, make available to the holders of notes, within 60 days after the date the payment of any taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us or, if notwithstanding efforts to obtain such receipts the same are not obtainable, other evidence of such payments.

At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if we will be obligated to pay additional amounts with respect to such payment, we will deliver to the trustee an officer’s certificate stating the fact that such additional amounts will also be payable, the amounts so payable and such other information as is necessary to enable the trustee to pay such additional amounts to holders of the notes on the payment date.

The foregoing provisions will survive any termination or discharge of the indenture and will apply to any jurisdiction in which any successor to ASM International is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein (substituting in such case the new jurisdiction for the Netherlands in the foregoing provision).

In addition, we will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and additional amounts with respect thereto, payable in the Netherlands or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the notes.

Whenever in the indenture, the notes or in this prospectus there is mentioned, in any context, the payment of principal, redemption price, or any other amount payable under or with respect to any note, such mention shall be deemed to include the payment of additional amounts to the extent payable in the particular context.

Merger and Sale of Assets by ASM International

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than ASM International, is organized and existing under the laws of the Netherlands or the United States, any state thereof or the District of Columbia;

•	the successor person assumes, by supplemental indenture satisfactory in form to the trustee, all our obligations under the notes and the indenture;

•	after giving effect to such transaction there is no event of default under the indenture and no event which, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

The occurrence of certain of the foregoing transactions could also constitute fundamental change under the indenture.

Events of Default; Notice and Waiver

The following are events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption, repurchase or otherwise on the notes, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to provide notice of the occurrence of a fundamental change on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice of such failure is given to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes);

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	there occurs, with respect to any indebtedness of ASM International having an outstanding principal amount of $10 million or more in the aggregate for all such debt, (1) an event of default that has caused the lender to declare such indebtedness to be due and payable prior to its scheduled maturity or (2) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, except in the case of defaults due to the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, if we cure all defaults and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payment of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the interest rate on the notes from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest and liquidated damages, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes. In certain other cases, the consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to repurchase any note upon a fundamental change;

•	impair the right of a holder, subject to the terms of the indenture, to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder, subject to the terms of the indenture, to convert any note or reduce the number of common shares or the amount of any other property receivable upon conversion;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

Form and Denomination

The notes have been and will be issued in registered form in denominations of $1,000 and integral multiples thereof without interest coupons attached. The notes are not issuable in bearer form.

The notes are represented by global notes in fully registered form without interest coupons. The global notes were deposited with a custodian for and registered in the name of Cede & Co., as nominee of DTC for the accounts of participants in DTC. Interests of participants in the notes are represented by book entries on the records of DTC and its participants, including Euroclear and Clearstream, Luxembourg and their participants, as applicable.

Ownership of beneficial interests in the notes will be limited to persons that have accounts with DTC or persons that may hold interests through such participants.

Rights of persons owning a beneficial interest in the global notes are governed by the procedures of DTC, Euroclear or Clearstream, Luxembourg, as applicable, and, if such person is not a participant, by the procedures of the participant through which such person owns its interest.

We will issue the notes in definitive form only if:

•	DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the notes or DTC ceases to be a clearing agency registered under the Exchange Act and a successor clearing system is not appointed by us within 90 days after receipt of such notice; or

•	in the case of the Regulation S global note only, Euroclear or Clearstream, Luxembourg is closed for a continuous period of 30 days (other than by reason of legal holidays) or announces an intention to permanently cease business; or

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes, and any holder shall have requested in writing the issuance of definitive notes following such an occurrence; or

•	we shall have determined in our sole discretion that the notes shall no longer be represented by global notes.

In these circumstances, notes in definitive form may be registered in the names of the persons owning the beneficial interests as evidenced by the account records of DTC, Euroclear, or Clearstream, Luxembourg, as applicable. Such account records will, in the absence of manifest error, be conclusive evidence of the identity of the persons owning beneficial interests in the global notes.

In the absence of the circumstances set forth above, owners of beneficial interests in a global note will not be entitled to have the notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders of any notes under such global note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer or pledge beneficial interests in a global note.

Transfer of Notes

We currently keep, and will cause to be kept, at the office of the registrar, the register on which shall be kept the names and addresses of the holders of the notes and the particulars of the notes held by them and of all transfers and exchanges of notes.

Subject to the indenture and as described below, a note may be transferred, in whole or in part, by surrender of the certificate issued in respect of that note, with the form of transfer duly completed and signed by the transferor and the transferee at the specified office of the registrar. No transfer of title to any note will be effective unless and until entered on the register.

Transfers of interests in notes between participants of DTC, Euroclear or Clearstream, Luxembourg, shall be effected in accordance with procedures established by such parties.

Registration Rights of the Holders

We have entered into a registration rights agreement with the initial purchasers pursuant to which we filed a shelf registration statement with the SEC covering resale of the registrable securities of which this prospectus is a part. We will use reasonable best efforts to keep the shelf registration statement effective until the date as of which there are no longer any registrable securities.

When we use the term “registrable securities” in this section, we are referring to the notes and the common shares issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act; and

•	the sale to the public of such registrable securities pursuant to Rule 144 under the Securities Act.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages on the interest payment dates relating to the notes if the shelf registration statement of which this prospectus is a part is not timely declared effective or if this prospectus is unavailable for periods in excess of those permitted above (a “Default Event”):

•	on the notes at an annual rate equal to 0.25% for the first 90 days after a Default Event and 0.5% thereafter of the aggregate principal amount of the notes outstanding until this registration statement is declared effective or during the additional period the prospectus included in such registration statement is unavailable; and

•	on the common shares that have been converted, at an annual rate equal to 0.5% of the aggregate conversion price relating to such common shares effective during such periods.

A holder who elects to sell registrable securities pursuant to the shelf registration statement of which this prospectus is a part will be required to:

•	be named as a selling shareholder in this prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement of which this prospectus is a part permits resales of registrable securities by selling security holders through brokers and dealers.

We will give notice to all holders of the effectiveness of the shelf registration statement. We have included as Annex A to this prospectus a form of notice and questionnaire to be completed and delivered by a holder interested in selling its registrable securities pursuant to the shelf registration statement of which this prospectus is a part. In order to sell your registrable securities, you must complete and deliver the questionnaire to us prior to your intended distribution. Upon receipt of a completed questionnaire, together with any other information we may reasonably request, we will, within ten business days, file any amendments to the shelf registration statement of which this prospectus is a part or supplements to this prospectus as are necessary to permit you to deliver your prospectus to purchasers of registrable securities, subject to our right to suspend the use of this prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 60 days of its filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling shareholder in this prospectus and will not be permitted to sell your registrable securities pursuant to the shelf registration statement of which this prospectus is a part. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as Exhibit 99.2 to our Form 6-K filed with the SEC on December 9, 2004.

Information Concerning the Trustee

We have appointed Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, New York 10013, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Notices

Notices to holders will be valid if published in a leading newspaper having general circulation in the Netherlands, and in an English language newspaper of general circulation in the United States and Europe. Any such notice shall be deemed to have been given on the date of such publication (or, if published more than once or on different dates, on the first date on which publication is made), provided that notices to the holders may be given by delivery of the relevant notice to DTC, Euroclear and Clearstream, Luxembourg for communication to their participants in substitution for publication.

Governing Law

The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

TAXATION

Summary of Netherlands Tax Considerations

The following is a summary of the Netherlands tax consequences of the acquisition, holding and disposal (including conversion and cash settlement) of the notes and common shares into which the notes may be converted. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of notes or of common shares into which the notes may be converted. In view of its general nature, it should be treated with corresponding caution. Holders should consult with their tax advisers with regard to the tax consequences of investing in the notes.

Except as otherwise indicated, this summary only addresses the Netherlands tax legislation, as in effect and in force at the date hereof, as interpreted in published case law.

Withholding Tax

Interest and any other payments under the notes. Under current Netherlands law, payment of interest, principal and premium, if any, will not be subject to Netherlands withholding tax. Accordingly, all payments made by us under the notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.

Dividends. Dividends distributed by us generally are subject to a withholding tax imposed by the Netherlands at a rate of 25%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of common shares or consideration for the repurchase of common shares by us, or one of our subsidiaries, to the extent such consideration exceeds the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

•	the par value of common shares issued to a holder of common shares or an increase in the par value of common shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Netherlands dividend withholding tax purposes, has been made or will be made;

•	partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the common shares concerned has been reduced by an equal amount by way of an amendment to the articles of association; and

•	payment of interest with respect to a “hybrid loan”. A loan with a maturity date (i.e. the original maturity date or revised maturity date upon a novation of the loan, if any) on or before the tenth anniversary of the loan cannot be classified as a “hybrid loan.”

If a holder of common shares resides in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of common shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, reduction or refund of, Netherlands dividend withholding tax. The Netherlands has concluded such a convention with the United States, among other countries.

Under the Convention between the United States of America and the Kingdom of the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “U.S. Tax Treaty”) currently in effect, dividends we pay to a holder of our common shares who is not, or is not deemed to be, a resident of the Netherlands for Netherlands tax purposes but who is a resident of the United States as defined in the U.S. Tax Treaty are generally eligible for a reduction of the 25% Netherlands withholding tax, provided that such shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which our shares and the dividends are attributable. The Netherlands dividend withholding tax will not exceed:

•	5%, in the case of certain U.S. corporate shareholders owning at least 10% of ASM International voting power;

•	0% (nil), in the case of certain U.S. corporate shareholders owning at least 80% of ASM International voting power for a period of at least twelve months prior to the distribution. This reduction applies as from February 1, 2005;

•	15%, in other cases in which the U.S. Tax Treaty applies.

The U.S. Tax Treaty provides for complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. The Netherlands and the United States have entered into a mutual agreement to clarify the entitlement of exempt pension funds to the benefits under the U.S. Tax Treaty. Based on this agreement U.S. pension funds investing in us, through entities that are considered to be transparent from a Netherlands point of view, but are treated as taxable from a U.S. point of view, are entitled to a reduction of dividend withholding tax to nil. Except in the case of exempt organizations, the reduced dividend withholding rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed prior to the payment. Exempt organizations remain subject to the statutory withholding rate of 25% and are required to file an application for a refund of such withholding.

A holder who is not, or is not deemed to be, a resident of the Netherlands may not claim the benefits of the U.S. Tax Treaty unless:

•	the holder is a resident of the United States as defined therein, and

•	the holder’s entitlement to such benefits is not limited by the provisions of Article 26 (“limitation on benefits”) of the U.S. Tax Treaty. We note for the sake of completeness that Article 26 of the U.S. Tax Treaty has been amended by the Protocol to this treaty as per January 1, 2005.

Individuals and corporate entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands resident individuals” and “Netherlands resident entities”) can generally credit the withholding tax against their income tax or corporate income tax liability.

Under current Netherlands law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the tax authorities in the Netherlands. That portion generally may not exceed 3% of the total dividend distributed by us. If we retain a portion of the amount withheld from the dividends paid to Netherlands resident individuals or Netherlands resident entities, the portion (which is not remitted to the tax authorities) might not be creditable against your domestic income tax or corporate income tax liability. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you and advise you to check the consequences thereof with your local tax advisor.

A refund, reduction, exemption or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between the Netherlands and another state, will be granted only if the dividends are paid to the beneficial owner of the dividends. A receiver of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping” in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder), by transferring his shares or his entitlement to the dividend distributions, avoids Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions. This regime may also apply to the transfer of shares or the entitlement to dividend distributions as described above, if the avoidance of dividend withholding tax is not the main purpose of the transfer.

Netherlands Taxes on Income and Capital Gains

Netherlands resident individuals. As a general rule, Netherlands resident individuals will be taxed annually on a deemed income of 4% of their net investment assets at an income tax rate of 30%. The net investment assets for the year are the average of the investment assets less the attributable liabilities at the beginning and at the end of the relevant year. The value of the notes or shares or cash received in case of a redemption or cash settlement of the note is included in the calculation of the net investment assets. A tax-free allowance for the first € 19,522 (€ 39,044 for partners (statutorily defined term); this amount may be increased with € 2607 per minor child) of the net investment assets may be available (mentioned amounts are applicable for 2005). Actual benefits derived from the notes or shares, including any capital gains (including conversion or a redemption or cash settlement), are not as such subject to Netherlands income tax.

However, if the notes or shares are attributable to an enterprise from which a Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, any benefit derived or deemed to be derived from the notes or shares, including any capital gain realized on the disposal thereof (including a conversion of notes, or a redemption or cash settlement of the notes), are generally subject to income tax at a progressive rate with a maximum of 52%. Subject to the same progressive rate are benefits derived from the notes or shares in case a Netherlands resident individual carries out activities that exceed regular portfolio asset management or derives other benefits from the notes or shares that are taxable as benefits from activities (resultaat uit overige werkzaamheden).

Furthermore, if a Netherlands resident individual has an actual or deemed substantial interest in us, any benefit derived or deemed to be derived from the shares, including any capital gains realized on the disposal thereof, are subject to income tax at a rate of 25%. Finally if a Netherlands resident individual has an actual or deemed substantial interest in us, any benefit derived or deemed to be derived from the notes, including any capital gains realized on the disposal thereof (including conversion or a redemption or cash settlement of the notes), may be subject to income tax at a progressive rate with a maximum of 52%. Please see below for further clarification of the term substantial interest.

Netherlands corporate entities. Any benefit derived or deemed to be derived from the notes or the shares held by entities residing in the Netherlands for Netherlands tax purposes (“Netherlands resident entities”), including any capital gains realized on the disposal (including a conversion, or a redemption or cash settlement of the notes) thereof, is generally subject to corporate income tax at a rate of 31.5%, unless the participation exemption is applicable. Under the participation exemption Netherlands resident companies are exempt from corporate income tax with respect to dividends and capital gains (and losses), derived from or realized on the disposal of a qualifying shareholding. Generally, the participation exemption applies if a Netherlands resident entity holds an interest of at least 5% in the issued and paid up share capital of a company.

A Netherlands qualifying pension fund is not subject to corporate income tax and a qualifying Netherlands resident investment fund (fiscale beleggingsinstelling) is subject to corporate income tax at a special rate of 0%.

Non-resident holders. A holder of notes or shares into which the notes may be converted will not be subject to Netherlands taxes on income or capital gains in respect of any payment under the notes or the shares or in respect of any gain realized on the disposal or deemed disposal of the notes or the shares (including the conversion of the notes into shares or the redemption or cash settlement of the notes), provided that:

•	such holder is neither resident nor deemed to be resident in the Netherlands nor has made an election for the application of the rules of the Dutch 2001 Income Tax Act as they apply to residents of the Netherlands; and

•	such holder does not have, and is not deemed to have, an enterprise or an interest in an enterprise which is, in whole or in part, carried on through a permanent establishment, a deemed permanent establishment, or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the notes or the shares are attributable nor does such holder carry out any other activities in the Netherlands that exceed regular asset management; and

•	such holder does not have a profit share in, or any other entitlement to, the assets or income of an enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the shares are attributable; and

•	such holder does not carry out and has not carried out employment activities with which the holding of the shares is connected directly or indirectly; and

•	such holder, individuals relating to such holder and some of their relations by blood or marriage in the direct line (including foster children) do not have a substantial interest or deemed substantial interest in an entity residing in or deemed to reside in the Netherlands, or, if such holder has a substantial interest or a deemed substantial interest, it forms part of the assets of an enterprise.

Generally, a non-resident holder of shares will have a substantial interest if he, his partner, certain other relatives (including foster children) or certain persons sharing his household, alone or together, directly or indirectly:

•	hold shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares);

•	hold or have rights to acquire shares (including the right to convert notes or stock options into shares), whether or not already issued, that at any time (and from time to time) represent 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares); or

•	hold or own certain profit participating rights that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds.

The same criteria apply to a non-resident entity, save for the extension to partners, certain other relatives, and certain persons sharing the holder’s household.

A deemed substantial interest arises if a substantial interest (or part thereof) has been disposed of, or is deemed to have been disposed of, on a nonrecognition basis.

Gift, Estate and Inheritance Tax

Netherlands residents. Gift, estate and inheritance taxes will arise in the Netherlands with respect to an acquisition of our notes or shares or cash received in case of a redemption or a cash settlement of the notes by way of a gift by, or on the death of, a holder of our notes or shares who is resident or deemed to be resident in the Netherlands at the time of the gift or his death.

Non-residents. No Netherlands gift, estate or inheritance taxes will arise on the transfer of notes or shares by way of gift by, or on the death of, a holder of notes or shares who is neither resident nor deemed to be resident in the Netherlands, unless:

•	such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the notes or shares are or were attributable; or

•	such holder is entitled to a share in the profits of an enterprise that is effectively managed in the Netherlands other than by way of securities or through an employment contract, the common shares being attributable to that enterprises; or

•	in the case of a gift of a note or a share by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

For purposes of Netherlands gift, estate and inheritance taxes, a Dutch national is deemed to be a resident of the Netherlands if he resided in that country at any time during a period of ten years preceding the date of the gift or death, as the case may be. In addition, for purposes of the Netherlands gift tax, a person not possessing Dutch nationality is also deemed to be a Dutch resident, irrespective of his nationality, if he was a Dutch resident at any time during a period of twelve months preceding the time at which the gift was made. The Netherlands has concluded a treaty with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either the Netherlands or the United States.

Turnover Tax

No Netherlands turnover tax will arise in respect of any payment in consideration for the issue of the notes, the conversion of the notes into common shares or with respect to any payment by us of principal, interest, dividend or premium (if any) on the notes or on the shares.

Other Taxes and Duties

No Netherlands registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty other than court fees, will be payable by a holder of notes or shares in respect of or in connection with the signing and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the issue documents or the performance by us of our obligations thereunder or under the notes or shares.

EU Savings Directive

The European Union has formally adopted the Savings Directive. Under the Savings Directive Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction for the immediate benefit of an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments. Luxembourg, Austria and Belgium have opted for the withholding system. The Savings Directive will also apply to persons, resident in Switzerland, Andorra, San Marino, Monaco Liechtenstein and the dependent and associate territories of the United Kingdom and the Netherlands. The EU is in the process of signing agreements with these countries, that provides for equivalent measures. The directive will enter into force as from July 1, 2005.

Summary of United States Federal Income Tax Considerations

The following summary discusses the material U.S. federal income tax consequences relating to the acquisition, ownership, disposition and conversion of notes and the ownership and disposition of common shares into which, the notes may be converted. This description only applies to “U.S. Holders” (as defined below) who hold notes and common shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following summary does not describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances, and does not address holders that are subject to special tax rules, such as, but not limited, to:

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons that own, or are deemed to own, 10% or more of our voting stock;

•	persons that hold the notes or common shares as part of a straddle, hedging, or conversion transaction; or

•	persons whose “functional currency” is not the U.S. dollar.

This discussion is based on the Code, final, temporary and proposed Treasury Department regulations promulgated thereunder, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common shares into which the notes may be converted. You should consult your own tax advisors as to the application of the U.S. federal income tax laws to their particular situation as well as any tax consequences that may arise under the U.S. federal estate or gift tax and any state, local and foreign tax laws from the ownership and disposition of the notes or common shares into which the notes may be converted.

This summary assumes that we will not be a “passive foreign investment company” (see “Summary of United States Federal Income Tax Considerations - Common Shares - Passive Foreign Investment Company Considerations” below).

The following discussion is a summary of the tax rules applicable to U.S. Holders of notes or common shares into which the notes may be converted and does not consider any U.S. federal income tax consequences to non-U.S. Holders. As used herein, “U.S. Holder” means a beneficial owner of notes or common shares into which the notes may be converted that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has made a valid election under applicable Treasury Department regulations to be treated as a U.S. person. A “non-U.S. Holder” is a beneficial owner of notes or common shares into which the notes may be converted that is not a U.S. Holder as so defined herein.

Notes

Interest. Interest and additional amounts, if any, paid to you on a note will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your usual method of accounting for U.S. federal income tax purposes. For purposes of the foreign tax credit provisions of the Code, interest paid on notes generally will constitute foreign source income and will be categorized as “passive income” (or, in certain cases, as “financial services income”) for taxable years ending on or before December 31, 2006, and for taxable years beginning after December 31, 2006, as “passive category income” (or, in certain cases, as “general category income”).

Market Discount. If you purchase a note after its original issue for a price lower than its stated redemption price at maturity, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount.

Gain on the sale, redemption or retirement of a note, including full or partial redemption thereof, having “market discount” will be treated as ordinary interest income to the extent of the market discount accrued on the note at the time of the disposition unless this market discount has been previously included in income by you pursuant to an election by you to include the market discount in income as it accrues. If the note is disposed of in certain nontaxable transactions (not including its conversion into common shares), accrued market discount will be includible as ordinary income to you as if you had sold the note in a taxable transaction at its then fair market value. In addition, you may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common shares), the deduction of a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Upon conversion of a note having market discount, any market discount not previously included in income (including as a result of the conversion) will carryover to the common shares received. Any such market discount that is carried over to common share received upon conversion will be taxable as ordinary income upon the sale, exchange or other disposition of the common shares.

Amortizable Bond Premium. If you purchase a note after its original issue for a price greater than the sum of all amounts payable on the note other than qualified stated interest, you will be considered to have purchased the note with amortizable bond premium for U.S. federal income tax purposes.

In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the purchase price over the sum of all (i) amounts payable on the note other than stated interest and (ii) the value attributable to the note’s conversion feature. You may elect to amortize this premium, using a constant yield method, over the remaining term of the note. You may generally use the amortizable bond premium allocable to an accrual period to offset interest required to be included in your income with respect to the note in that accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the Internal Revenue Service.

Sale, Exchange or Retirement of Notes. Upon the sale, exchange, retirement or other disposition of notes (other than the conversion of a note into common shares), you will recognize capital gain or capital loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other disposition of notes (but not including any amounts received that are attributable to accrued but unpaid interest and market discount, if any, which will be taxable as ordinary interest income in accordance with your method of accounting as described above) and your adjusted tax basis in such notes. Your adjusted tax basis in your notes generally will equal your cost of the notes. Any such gain or loss generally will be treated as U.S. source gain or loss for purposes of computing your foreign tax credit limitation and this gain or loss will be long-term capital gain or loss if your holding period for the notes exceeds one year. The deductibility of net capital losses is subject to limitations.

Conversion of Notes. You will not recognize gain or loss on the conversion of your notes solely for common shares, except with respect to cash received in lieu of fractional common shares. Your tax basis in the common shares received upon conversion will be the same as your tax basis in the notes converted, less any portion thereof allocable to cash received in lieu of fractional common shares. You will recognize gain or loss upon the receipt of cash paid in lieu of fractional common shares measured by the difference between the amount of cash received for the fractional share interest and your tax basis in such fractional share interest. Your holding period in the common shares will include the holding period during which you held the notes.

Adjustment of Conversion Price. The conversion ratio of the notes is subject to adjustment in certain circumstances. Certain adjustments (or failures to make adjustments) to the conversion rate of the notes may result in a taxable constructive dividend distribution to you. This may occur if and to the extent that certain adjustments in the conversion rate increase your proportionate interest in our assets or earnings and profits. The amount of any constructive distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under the Code. Because a constructive dividend distribution may occur whether or not you ever exercise the conversion privilege, you may recognize income even though you do not receive any cash or property as a result of the adjustment (or failure to adjust). Adjustments to the conversion rate made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of notes will generally not be considered to result in a constructive dividend distribution.

Common Shares

Taxation of Dividends. Subject to the passive foreign investment company rules described below, the gross amount of any distribution paid (before reduction for Netherlands with holding taxes) with respect to common shares, other than certain pro rata distributions of common shares, will be included in your gross income as foreign source dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. For U.S. federal income tax purposes, the amount of any distribution paid in euros will be the U.S. dollar value of the euros, determined at the spot rate in effect on the date of such payment, regardless of whether the payment is later converted into U.S. dollars. In the case of such later conversion, you may recognize U.S. source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted to U.S. dollars. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in your common shares (thereby increasing the amount of gain and decreasing the amount of loss to be recognized on the subsequent disposition of your common shares), and to the extent that such distribution exceeds your adjusted tax basis in the common shares such excess will be taxed as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, it may not be possible to determine that a distribution should not be treated as a dividend.

Subject to certain limitations and restrictions, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for Netherlands income taxes withheld by us at the rate provided in the U.S. Tax Treaty from a distribution paid to you. Under current Dutch law, we may be permitted under limited circumstances to deduct and retain from the withholding a portion of the amount that otherwise would be required to be remitted to the taxing authorities in the Netherlands. This amount generally may not exceed 3% of the total dividend distributed by us (see “Summary of Netherlands Tax Considerations -Withholding Tax -Dividends” above). If we withhold an amount from dividends paid to a U.S. Holder that we then are not required to remit to any taxing authority in the Netherlands, the amount in all likelihood will not qualify as a creditable tax for U.S. federal income tax purposes. We will endeavor to provide you with information concerning the extent to which we have applied the reduction described above to dividends paid to you. For purposes of the foreign tax credit provisions of the Code, dividends distributed by us generally will constitute foreign source income and will be categorized as “passive income” (or, in certain cases, as “financial services income”) for taxable years ending on or before December 31, 2006, and for taxable years beginning after December 31, 2006, as “passive category income” (or in certain cases, as “general category income”). The rules relating to the determination of the U.S. foreign tax credit are complex. You should consult your own tax advisers to determine whether and to what extent a credit or deduction would be available to you.

Recent U.S. tax legislation reduced to 15% the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2008 so long as certain holding period requirements are met. Dividends received from “qualified foreign corporations” generally qualify for the reduced rate. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a “qualified foreign corporation” if (a) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States or (b) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program. The U.S. Tax Treaty has been identified as a qualifying treaty. You should consult your tax advisors regarding the impact of the provisions of this recent tax legislation on particular situations.

Taxation of Dispositions. Upon the sale, exchange or other disposition of the common shares, you will recognize gain or loss in an amount equal to the difference between the amount realized and your adjusted tax basis in the common shares. For these purposes, your adjusted tax basis in the common shares generally will equal your U.S. dollar cost of the common shares. Subject to the passive foreign investment company rules described below, gain or loss realized by you on such sale or other disposition generally will be treated as capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. Any such gain will generally be treated as U.S. source income for U.S. foreign tax credit purposes. Net long-term capital gains recognized by you are generally subject to reduced rates of taxation. The deduction of capital losses is subject to certain limitations. You should consult your tax advisors in this regard.

Anti-Deferral Tax Rules

The Code contains various provisions that impose current U.S. federal income tax on certain foreign corporations or their U.S. shareholders if such corporations derive certain types of passive income and fail to make adequate distribution of profits to their U.S. shareholders. These provisions include the passive foreign investment company and controlled foreign corporation rules. While we do not believe that any of these rules will likely apply to us, we are not certain that we can avoid these tax rules because we cannot predict with any degree of certainty the amount and character of our future income or the amount of our shares any particular U.S. Holder will own. Accordingly, we will only briefly summarize those provisions and then only the rules that we believe would have the greatest likelihood of applying to us in the future.

Passive Foreign Investment Company. If during any taxable year, 75% or more of our gross income consists of certain types of “passive” income, or if the average value during a taxable year of our “passive assets,” which generally are assets that produce passive income or assets held for the production of passive income, is 50% or more of the average value of all assets held by us, we will be classified as a passive foreign investment company (“PFIC”). Based on our current and projected income, assets and activities, we do not believe we will be classified as a PFIC for U.S. income tax purposes for our current or any succeeding taxable year. However, because PFIC status depends upon the composition of our income and assets and the market value of our assets (including, among others, equity investments in various entities) from time to time, there can be no assurance that we will not be considered a PFIC for the current or any succeeding taxable year. If we are treated as a PFIC for any taxable year and if you are a U.S. Holder, certain adverse consequences could apply to you upon disposition of the notes or common shares or upon receipt of certain distributions in respect of the common shares. You should consult your own tax advisors with respect to the PFIC issue and its applicability to your particular situation.

Controlled Foreign Corporation Rules. If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. Holders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our “Subpart F Income,” as defined in the Code. In addition, under Section 1248 of the Code, as a result of this classification gain from the sale or exchange of shares by any U.S. Holder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged and accumulated during the periods that we were a CFC. Under certain circumstances, a U.S. Holder that directly owns 10% or more of our voting shares and is a corporation may be entitled to an indirect foreign tax credit for amounts characterized as dividends under Section 1248 of the Code. We believe that we are not a CFC and we will not become a CFC, however, we cannot assure you that we will not become a CFC in the future.

United States Backup Withholding Tax and Information Reporting

Under certain circumstances, a U.S. Holder may be subject to information reporting and backup withholding with respect to principal, premium and interest payments on and the proceeds of the sale or other disposition of, the notes, and on dividend payments and the proceeds of the sale or other disposition of common shares, unless the U.S. Holder: (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact, or (2) furnishes a correct taxpayer identification number and makes certain other required- certifications as provided by the backup withholding rules. You should consult with your advisors regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal, income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

THE PRECEDING DISCUSSION OF CERTAIN NETHERLANDS AND UNITED STATES TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR NETHERLANDS AND UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON SHARES. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE UNITED STATES ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON SHARES, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING HOLDERS AND PLAN OF DISTRIBUTION

The notes were originally issued by us and sold by Lehman Brothers and CIBC World Markets (the “initial purchasers”) in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S under the Securities Act. The selling holders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling holders” in this prospectus, we mean those persons listed in the table below, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling holders’ interests, provided that those interests still are “restricted securities” as defined in the registration rights agreement.

The table below sets forth the name of each selling holder, the principal amount of notes that each selling holder may offer pursuant to this prospectus and the number of shares of common stock into which the notes may be converted. Unless set forth below, to our knowledge and based on information provided by the selling holders, none of the selling holders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common stock.

The principal amounts of the notes provided in the table below are based on the information provided to us by each of the selling holders and the percentages are based on $150,000,000 principal amount of notes outstanding. The numbers of shares of common stock that may be sold are calculated based on the current conversion rate of 48.0307 shares of common stock per $1,000 principal amount of the notes.

Since the date on which each selling holder provided this information, such selling holder may have sold, transferred or otherwise disposed of all or a portion of the selling holder’s notes in a transaction exempt from registration under the Securities Act. Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

The selling holders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling holders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of notes or how many shares of common stock that the selling holders will hold upon consummation of any sales.

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
Allstate Insurance Company 3075 Sanders Road, Suite G6B Northbrook, IL 60062	1,750,000	1.17%	84,053.73	*

Aloha Airlines Non-Pilots Pension Trust c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	15,000	*	720.46	*

Aloha Pilots Retirement Trust c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	10,000	*	480.31	*

Arkansas PERS c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	750,000	*	36,023.03	*

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
AstraZeneca Holdings Pension c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	230,000	*	11,047.06	*

Attorney’s Title Insurance Fund c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	75,000	*	3,602.30	*

C&H Sugar Company Inc. c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	20,000	*	960.61	*

Chrysler Corporation Master Retirement Trust c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	1,840,000	1.23%	88,376.49	*

Convertible Securities Fund c/o Bank of America 590 Madison Avenue NY5-506-36-01 New York, NY 10022	10,000	*	480.31	*

Credit Suisse First Boston 80 Field Point Road Greenwich, CT 06830	2,000,000	1.33%	96,061.40	*

Delaware PERS c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	450,000	*	21,613.82	*

Delta Airlines Master Trust c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	225,000	*	10,806.91	*

Delta Pilots Disability & Survivorship Trust – CV c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	235,000	*	11,287.21	*

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
Duke Endowment c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	205,000	*	9,846.29	*

Fidelity Advisor I: Fidelity Advisor Equity Value Fund c/o Fidelity Management & Research Company 82 Devonshire Street Boston, MA 02109	10,000	*	480.31	*

Fidelity Puritan Trust: Fidelity Balanced Fund c/o Fidelity Management & Research Company 82 Devonshire Street Boston, MA 02109	1,980,000	1.32%	95,100.79	*

Fidelity Financial Trust: Fidelity Equity-Income Fund c/o Fidelity Management & Research Company 82 Devonshire Street Boston, MA 02109	5,740,000	3.83%	275,696.22	*

Fidelity Management Trust Company on behalf of accounts managed by it c/o Fidelity Management & Research Company 82 Devonshire Street Boston, MA 02109	970,000	*	46,589.78	*

F.M. Kirby Foundation, Inc. c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	120,000	*	5,763.68	*

FrontPoint Convertible Arbitrage Fund, L.P. c/o FrontPoint Partners LLC 80 Field Point Road Greenwich, CT 06830	3,000,000	2.00%	144,092.10	*

Hallmark Convertible Securities Fund c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	50,000	*	2,401.54	*

Hawaiian Airlines Employees Pension Plan – IAM c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	5,000	*	240.15	*

Hawaiian Airlines Pension Plan For Salaried Employees c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	5,000	*	9,606.61	*

Hawaiian Airlines Pilots Retirement Plan c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	20,000	*	960.61	*

Highbridge International LLC c/o HCM 9 West 57th Street New York, NY 10019	6,500,000	4.33%	312,199.55	*

ICI American Holdings Trust c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	170,000	*	8,165.22	*

International Truck & Engine Corporation Non-Contributory Retirement Plan Trust c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	90,000	*	4,322.76	*

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
International Truck & Engine Corporation Retiree Health Benefit Trust c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	35,000	*	1,681.07	*

International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	85,000	*	4,082.61	*

Linden Capital LP c/o Paloma Partners Management Company Two American Lane Greenwich, CT 06836-2571	6,756,000	4.50%	324,495.41	*

Louisiana CCRG c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	85,000	*	4,082.61	*

Mackay Shields, LLC, as investment advisor to AFTRA Health Fund 9 West 57th Street, 33rd Floor New York, NY 10019	75,000	*	3,602.30	*

Mackay Shields, LLC, as investment advisor to Mainstay Convertible Fund 9 West 57th Street, 33rd Floor New York, NY 10019	1,395,000	*	67,002.83	*

Mackay Shields, LLC, as investment advisor to Mainstay VP Convertible Fund 9 West 57th Street, 33rd Floor New York, NY 10019	875,000	*	42,026.86	*

Mackay Shields, LLC, as investment advisor to New York Life Insurance Co. Post 82 9 West 57th Street, 33rd Floor New York, NY 10019	1,065,000	*	51,152.70	*

Mackay Shields, LLC, as investment advisor to New York Life Insurance Co. Pre 82 9 West 57th Street, 33rd Floor New York, NY 10019	510,000	*	24,495.66	*

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
Mackay Shields, LLC, as investment advisor to New York Life Separate A/C #7 9 West 57th Street, 33rd Floor New York, NY 10019	25,000	*	1,200.77	*

Mackay Shields, LLC, as investment advisor to United Overseas Bank (SGO) 9 West 57th Street, 33rd Floor New York, NY 10019	35,000	*	1,681.07	*

Mackay Shields, LLC, as investment advisor to United Overseas Bank (USD) 9 West 57th Street, 33rd Floor New York, NY 10019	20,000	*	960.61	*

Mann Convertible Bond Master Fund, Ltd. c/o Marin Capital Partners, LP 101 Glacier Point Road, Suite D San Rafael, CA 94901	855,000	*	41,066.25	*

Microsoft Corporation c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	125,000	*	6,003.84	*

National Bank of Canada c/o Putnam Lovell NBF Securities 65 East 55th Street New York, NY 10022	1,500,000	1.00%	72,046.05	*

Nations Convertible Securities Fund c/o Bank of America 590 Madison Avenue NY5-506-36-01 New York, NY 10022	2,990,000	1.99%	143,611.79	*

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
Nuveen Preferred and Convertible Fund JQC c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	7,850,000	5.23%	377,041.00	*

Nuveen Preferred and Convertible Income Fund JPC c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	5,875,000	3.92%	282,180.36	*

OCLC Online Computer Library Center Inc. c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	25,000	*	1,200.77	*

OCM Convertible Trust c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	270,000	*	12,968.29	*

OCM Global Convertible Securities Fund c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	30,000	*	1,440.92	*

Partner Reinsurance Company Ltd. c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	140,000	*	6,724.23	*

Prudential Insurance Co. of America c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	40,000	*	1,921.23	*

Qwest Occupation Health Trust c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	25,000	*	1,200.77	*

Ramius Master Fund, Ltd. c/o Ramius Capital Group LLC 666 Third Avenue, 26th Floor New York, NY 10017	1,850,000	1.23%	8,856.80	*

RCG Latitude Master Fund, Ltd. c/o Ramius Capital Group LLC 666 Third Avenue, 26th Floor New York, NY 10017	1,850,000	1.23%	8,856.80	*

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
Silverback Master, LTD 1414 Raleigh Road, Suite 250 Chapel Hill, NC 27517	5,500,000	3.67%	264,168.85	*

Southern Farm Bureau Life Insurance c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	385,000	*	18,491.82	*

State Employees’ Retirement Fund of the State of Delaware c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	190,000	*	9,125.83	*

State of Oregon/Equity c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	2,200,000	1.47%	105,667.54	*

Sunrise Partners Limited Partnership c/o Paloma Partners Management Company Two American Lane Greenwich, CT 06836-2571	8,280,000	5.52%	397,694.20	*

Tenor Opportunity Master Fund Ltd. 65 East 55th Street New York, NY 10022	3,000,000	2.0%	144,092.10	*

The St. Paul Travelers Companies, Inc. - Commercial Lines c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	515,000	*	24,735.81	*

St. Thomas Trading, Ltd. c/o Marin Capital Partners, LP 101 Glacier Point Road, Suite D San Rafael, CA 94901	645,000	*	30,979.80	*

Syngenta AG c/o Froley Revy Investment Co. 10900 Wilshire Blvd. Ste 900 Los Angeles, CA 90024	60,000	*	2,881.84	*

UnumProvident Corporation c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	75,000	*	3,602.30	*

Vanguard Convertible Securities Fund, Inc. c/o Oaktree Capital Management, LLC 333 S. Grand Ave., 28th Floor Los Angeles, CA 90071	5,150,000	3.43%	247,358.11	*

Name and Address	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that may be Sold(1)	Percentage of Shares of Common Stock Outstanding(2)
Xavex Convertible Arbitrage 5 Fund c/o Ramius Capital Group LLC 666 Third Avenue, 26th Floor New York, NY 10017	300,000	*	14,409.21	*

Subtotal	87,161,000	58.11%	4,186,403.84	7.37%

All other holders of convertible notes or future transferees, pledgees, donees, assignees or successors of any such holders (3) (4)	62,839,000	41.89%	3,018,201.16	5.42%

Total	150,000,000	100%	7,204,605.00	12.04%

*	Less than 1%

(1)	Assumes conversion of all of the notes at a conversion rate of 48.0307 shares of common stock per $1,000 principal amount of notes. The conversion rate is subject to adjustment as described under “Description of the Notes – Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based in Rule 13d-3(d)1 under the Exchange Act, using 52,629,054 shares of common stock outstanding as of May 31, 2005. In calculating this amount for each holder or group, we treated as outstanding the number of shares of common stock issuable upon conversion of all of the notes owned by that holder or group, but we did not assume the conversion of notes owned by any other holder or group.

(3)	Only selling holders identified above who beneficially own the convertible notes set forth opposite their names on the effective date of the registration statement of which this prospectus is a part may sell the convertible notes or shares of common stock issuable upon conversion of the convertible notes pursuant to the registration statement. Prior to any use of the prospectus in connection with the offering of convertible notes or common stock by any holder not identified above, this prospectus will be amended or supplemented as required by law to set forth the name and principal amount or number of securities to be offered.

(4)	Assumes that any other holders of the convertible notes or any future pledges, donees, assignees, transferees or successors of or from any other such holders of the notes do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the current conversion rate.

Only the selling holders will be offering and selling the securities offered and sold under this prospectus. We will not receive any of the proceeds from the offering of the notes or the shares of common stock by the selling holders. In connection with the initial sales of the notes, we entered into the registration rights agreement with the initial purchasers. Securities may only be offered or sold under this prospectus pursuant to the terms of the registration rights agreement. We are registering the notes and shares of common stock covered by this prospectus in order to permit holders to sell the securities publicly from time to time, provided that this prospectus does not cover resales of securities that are no longer “restricted securities” as defined in the registration rights agreement. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and shares of common stock covered by this prospectus.

The selling holders may sell all or a portion of the notes and any shares of common stock received upon conversion beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling holders and/or from the purchasers of the notes and shares of common stock for whom they may act as agent.

The notes and the shares of common stock received upon conversion may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These prices will be determined by the selling holders or by agreement between the selling holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling holders from the sale of the notes or shares of common stock offered by them will be the purchase price of the notes or shares of common stock less discounts and commission, if any.

The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale, including Nasdaq in the case of the shares of common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and shares of common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and shares of common stock in the course of hedging their positions. The selling holders may also sell the notes and shares of common stock short and deliver the notes and shares of common stock to close out short positions, or loan or pledge notes and shares of common stock to broker-dealers that in turn may sell the notes and shares of common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling holders and any underwriter, broker-dealer or agent regarding the sale of the notes and the shares of common stock by the selling holders. Selling holders might not sell all or any of the notes and the shares of common stock offered by them pursuant to this prospectus. In addition, a selling holders might transfer, devise or give the notes and the shares of common stock by other means not described in this prospectus, and any securities covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold under one of those rules rather than pursuant to this prospectus.

Our common stock is listed and traded on the Nasdaq National Market. The notes are a recent issue with no established U.S. public trading market. We do not intend to apply for the notes to be listed on any U.S. securities exchange or to be quoted on any automated quotation system. The initial purchasers have advised us that they intended to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. The notes issued in the private placement are eligible for trading in the PORTAL market and on the Euronext Amsterdam stock exchange. However, the notes sold using this prospectus are not eligible for PORTAL and there is no other U.S. market for those notes Accordingly, we cannot give you any assurance as to the liquidity of the trading market for the notes.

The selling holders and any broker and any broker-dealers, agents or underwriters that participate with the selling holders in the distribution of the notes or the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act. If so, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the notes or the shares of common stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling holders may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling holders may be deemed to be underwriters, the selling holders may be subject to statutory liabilities, including, without limitation, liabilities under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

Because the selling holders may be deemed to be underwriters within the meaning of the Securities Act, they may be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed that will disclose:

•	the name of the selling holder and any participating underwriters, broker-dealers or agents;

•	the aggregate amount and type of securities being offered;

•	the price at which the securities are being sold and other material terms of the offering;

•	any discounts, commissions, concessions or other items constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

If required, the prospectus supplement or a post-effective amendment will be filed with the SEC to reflect the disclosures of additional information with respect to the distribution of the securities. In addition, if we receive notice from a selling holder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed, if required.

As described above, the notes were issued and sold in December 2004 in transactions exempt from the registration requirements of the Securities Act pursuant to Rule 144A and Regulation S under the Securities Act. Pursuant to the registration rights agreement, we have agreed to indemnify each selling holder, and each selling holder has agreed to indemnify us, against specified liabilities arising under the Securities Act. The selling holders may also agree to indemnify any broker-dealer or agent that participates in transactions involving the sales of securities against some liabilities, including liabilities that arise under the Securities Act.

The selling holders and any other person participating in the distribution of the securities will be subject to the Exchange Act. The Exchange Act rules include, among others, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of common stock by the selling holders and any such other person. Regulation M may also restrict the ability of any person engaged in the distribution of the notes and the underlying shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the notes and the underlying shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of common stock.

LEGAL MATTERS

The validity of the notes offered by this prospectus will be passed upon for us by our counsel, Quarles & Brady LLP, Phoenix, Arizona and the validity of the notes offered by this prospectus and the common shares issuable upon conversion of the notes will be passed upon for us by our counsel, Stibbe N.V., Amsterdam, the Netherlands.

The Chairman of our Supervisory Board, Mr. Van den Hoek, is a partner in Stibbe N.V. and owned 300,000 common shares as of December 31, 2004.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of ASM International N.V. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2004, have been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report incorporated in this prospectus by reference and have been so incorporated in reliance on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

Our affairs are governed by our articles of association and by the laws governing limited liability companies formed in the Netherlands. The rights of our shareholders and the responsibilities of members of our Management Board and Supervisory Board under Netherlands law are not as clearly established as under statutes or judicial precedent existing in some United States jurisdictions. Therefore, our public shareholders may have more difficulty in protecting their interests in the face of actions by our management, members of our Management Board or Supervisory Board or our controlling shareholders than they would as shareholders of a corporation incorporated in a United States jurisdiction. Under our articles of association, following the adoption of our annual accounts at our annual meeting of shareholders, the shareholders may discharge the members of our Management Board and Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned. This discharge is without prejudice to the provisions of Netherlands law, including provisions relating to the liability of members of Supervisory Boards and Management boards upon bankruptcy of a company pursuant to articles 148 and 149 of book 2 of the Dutch Civil Code. This discharge is not absolute and is not effective as to matters not disclosed to the shareholders.

We are a Netherlands limited liability company and our executive office and the majority of our assets are located outside the United States. In addition, most of the members of our Management Board and Supervisory Board, our executive officers, and some of the experts named in this prospectus are residents of jurisdictions other than the United States. As a result, it may be difficult for investors to serve process within the United States upon us, members of our Management Board or Supervisory Board, our executive officers, or experts named in this prospectus or to enforce against them in United States courts judgments of those courts, to enforce outside the United States judgments obtained against them in United States courts, or to enforce in United States courts judgments obtained against them in courts in jurisdictions outside the United States in any action, including actions that derive from the civil liability provisions of the United States securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities derived from the United States securities laws.

We have been advised by Stibbe N.V., our Netherlands legal counsel, that the United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by a federal or state court in the United States based on civil liability, whether or not it is derived solely from the federal securities laws of the United States, would not be directly enforceable in the Netherlands. However, if the party in whose favor a final judgment for the payment of money is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Netherlands court the final judgment that has been rendered in the United States. If the Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in the Netherlands may give binding effect to the final judgment that has been rendered in the United States unless that judgment contravenes the Netherlands’ public policy or public order, and provided that such judgment does not involve the recognition of punitive damages which have no bearing on the amount of damages incurred. We have been further advised by our Netherlands legal counsel that there is some doubt as to whether a Netherlands court might impose civil liability on us, on members of our Supervisory Board or Management Board or on the experts named in this prospectus in an action that is derived solely from the federal securities laws of the United States brought in a court in the Netherlands against us or them.

EXPENSES OF THE ISSUE

Following, in tabular form, is a description of the expenses of this issue that we will bear. All amounts except the SEC fees are estimates:

Expenses	Estimated Fee (in U.S. Dollars)
SEC registration fees	$17,655
Cost of printing and engraving expenses	75,874
Legal fees and expenses	372,407
Accounting fees and expenses	278,285
Trustee fees and expenses	9,870
Miscellaneous fees and expenses	167,528

Total	$921,619

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT ASM INTERNATIONAL

We have filed with the SEC a registration statement on Form F-3, including exhibits and schedules, in connection with the notes and common shares to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the notes and common shares to be sold in this offering, please refer to the registration statement. Whenever a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

We also file annual and special reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Some of this material may also be obtained at the Internet site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 20-F for the year ended December 31, 2004, filed March 31, 2005;

•	our reports on Form 6-K filed April 4, 2005 and May 11, 2005; and

•	the description of our share capital contained in our Form 8-A Registration Statement filed on April 3, 1985, as updated by our Form 6-K dated March 31, 2005.

We also incorporate by reference any Annual Reports filed on Form 20-F and we may incorporate reports filed on Form 6-K until all of the notes or common shares that are part of this offering have been sold. We will incorporate the Forms 6-K by stating in those forms that they are being incorporated into this prospectus.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified and superseded.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus upon an oral or written request. You may request a copy of these filings, at no cost, by contacting us at the following address, telephone number or web address:

ASM International N.V.

Jan van Eycklaan 10

3723 BC Bilthoven

The Netherlands

Attention: Arnold J. M. van der Ven

Chief Financial Officer

+31 30 229 8506

www.asm.com

ANNEX A

NOTICE OF TRANSFER PURSUANT TO REGISTRATION STATEMENT

Citibank, N.A.

388 Greenwich Street

14th Floor

New York, NY 10013

Attn: Corporate Trust Department

Attention: Trust Officer

Re: ASM International N.V. (the “Company”)

4 ¼% Convertible Subordinated Notes due 2011 (the “Notes”)

Dear Sirs:

Please be advised that                                                                                       has transferred $             aggregate principal amount of the above-referenced Notes pursuant to an effective Registration Statement on Form F-3 (File No. 333- ) filed by the Company.

We hereby certify that the prospectus delivery requirements, if any, of the Securities Act of 1933, as amended, have been satisfied and that the above-named beneficial owner of the Notes is named as a “Selling Holder” in the Prospectus dated , or in supplements thereto, and that the aggregate principal amount of the Notes transferred are the Notes listed in such Prospectus opposite such owner’s name.

Dated:

Very truly yours,

(Name)

By:
(Authorized Signature)

A-1